Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ALLOS THERAPEUTICS, INC.

at

$1.82 Net Per Share,

Plus One Non-Transferable Contingent Value Right Per Share to Receive $0.11 Per Share Upon the Achievement of Specified Milestones

by

SAPPHIRE ACQUISITION SUB, INC.,

a wholly owned subsidiary of

SPECTRUM PHARMACEUTICALS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MAY 10, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2012 (as the same may be amended, the “Merger Agreement”), by and among Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Sapphire Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser,” “we” or “us”), and Allos Therapeutics, Inc., a Delaware corporation (“Allos”). The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Allos, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the shares of the common stock of Allos, together with the associated rights, collectively referred to as the “Shares”), in exchange for $1.82 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Cash Portion”), plus one contingent value right to receive additional consideration of $0.11 per Share in cash (the “CVR” and, together with the Cash Portion, the “Offer Price”) upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Purchaser will merge with and into Allos (the “Merger”), with Allos continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. As a result of the Merger, each outstanding share of Allos common stock (other than Shares owned by Parent, the Purchaser, or any other wholly owned subsidiary of Parent or Allos, or by any stockholder of Allos who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of Allos has unanimously (i) determined that the Merger Agreement, the Offer and the Merger, are advisable and fair to, and in the best interests of, Allos and the stockholders of Allos, (ii) approved the Merger Agreement, the Offer and the Merger and (iii) recommended that the stockholders of Allos accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if a stockholders’ meeting is required by applicable law, adopt the Merger Agreement on the terms and subject to the conditions set forth therein.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to midnight, New York City time, at the end of the day on May 10, 2012 (the “Expiration Date,” unless extended by the Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire) a number of Shares which, when added to the Shares owned by Parent and its direct and indirect subsidiaries immediately prior to such time, constitute a majority of the aggregate number of Shares outstanding immediately prior to the acceptance (or proposed acceptance) of Shares pursuant to the Offer. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by the Purchaser only with the prior written consent of Allos on the terms and subject to the conditions of the Merger Agreement. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to the Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc., as information agent (the “Information Agent”) for the Offer, at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

The Purchaser, a wholly owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001, of Allos at a price of $1.82 net per Share in cash (less any applicable withholding taxes and without interest), plus one contingent value right to receive additional consideration of $0.11 per Share in cash, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a stockholder of Allos, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to the Purchaser.

Who is offering to buy my Shares?

Sapphire Acquisition Sub, Inc., a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., is offering to purchase all of the outstanding Shares. The Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Purchaser will be merged with and into Allos. See the “Introduction” and Section 8—“Certain Information Concerning Parent and the Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Allos. If the Offer is completed, Parent intends, as soon as practicable after completion of the Offer, to have the Purchaser and Allos complete the Merger. Upon completion of the Merger, Allos would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.82 per Share, net to you in cash, without interest and less any applicable withholding taxes, plus the CVR, which represents a right to receive additional consideration of $0.11 per Share in cash upon the achievement of certain milestones.

If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

What is the CVR and how does it work?

The CVR represents the non-transferable contingent right to receive, for each Share tendered in the Offer and accepted for payment, an additional $0.11 per Share in cash, without interest and less any applicable withholding taxes, if (1) the Marketing Authorisation Application (the “MAA”) for FOLOTYN® is approved by the European Medicines Agency (the “EMA”) for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”) in Europe by December 31, 2012 and (2) the first reimbursable commercial sale of FOLOTYN is achieved in at least three of the specified major markets in the European Union by December 31, 2013. In January 2012, the EMA Committee for Medicinal Products for Human Use (“CHMP”) issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. Allos submitted a request for re-examination of the CHMP opinion in January 2012, and expects the CHMP to issue a final opinion between late-April 2012 and mid-May 2012. Following CHMP’s opinion, Allos expects the EMA to issue a final decision on the MAA in the second quarter of 2012.

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Allos or us. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. For more information on the CVRs, see Section 11—“The Merger Agreement; Other Agreements.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•

there have been validly tendered and not withdrawn a number of Shares which, when added to the Shares already beneficially owned by Parent and its direct and indirect subsidiaries, constitutes a majority of the aggregate number of Shares outstanding immediately prior to the acceptance (or proposed acceptance) of Shares pursuant to the Offer;

•

any waiting period applicable to the completion of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated; and

•

there is no order, injunction, decree or similar order of a governmental or quasi-governmental authority or self-regulatory organization, or other legal requirement, in effect that prevents or makes illegal the completion of the Offer or the Merger.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Allos. We cannot, however, waive the Minimum Condition without the consent of Allos. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with the funds necessary to purchase the Shares in the Offer and to complete the Merger and the other transactions contemplated by the Merger Agreement. We estimate that we will need approximately $210 million to purchase all of the Shares pursuant to the Offer, to complete the Merger (which estimate includes payment in respect of outstanding in-the-money stock options and restricted stock units issued by Allos) and to pay estimated related transaction fees and expenses. In addition, we estimate that we would need approximately $13.2 million to pay the amounts that will become due under the CVRs if the required milestones are met. The Offer is not conditioned upon Parent and/or the Purchaser obtaining third-party debt financing. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that the Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for the Cash Portion and the CVRs, both of which will be paid in cash;

•	the Offer is not subject to any financing condition;

•	if the Purchaser completes the Offer, the Purchaser will acquire all remaining Shares in the Merger for the same consideration as paid in the Offer; and

•

we, through Parent, will have sufficient funds available to purchase all Shares validly tendered and not validly withdrawn in the Offer and to purchase all Shares upon completion of the Merger and, to the extent required, to pay the amount payable to holders of CVRs at the time payment thereunder would be due.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have until midnight, New York City time, at the end of the day on May 10, 2012, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its initial Expiration Date for successive periods of ten business days each in the event that any of the conditions to the Offer have not been satisfied or waived as of the then-scheduled Expiration Date or for any period required by any governmental authority or rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Market (“Nasdaq”), but in no event shall we be required to extend our Offer beyond July 5, 2012 (or September 5, 2012, in the event any waiting period applicable to the completion of the Offer or the Merger under the HSR Act shall not have expired or been terminated prior to July 5, 2012).

If on the Expiration Date all conditions to the Offer have been satisfied or waived (to the extent permitted by the Merger Agreement) and upon acceptance of the Shares tendered Parent, the Purchaser and their respective affiliates would not own at least 90% of the outstanding shares of each class of capital stock entitled to vote on adoption of the Merger Agreement (the “Short Form Threshold”), then we may and, if requested by Allos, we shall, provide a “subsequent offering period” of successive periods of up to five business days each (or, if Allos provides prior written consent, up to twenty business days), in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered and you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the shareholder of record, to tender your Shares you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depositary Trust Company, together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires.

If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Date by following the procedures for withdrawing your Shares in a timely manner. After the Expiration Date, tenders of Shares are irrevocable, except that if such Shares have not been accepted for payment by the Purchaser pursuant to the Offer by June 12, 2012, such Shares may be withdrawn until the Purchaser accepts such Shares for Payment. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. However, Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What does the board of directors of Allos think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the board of directors of Allos (the “Company Board”). The Company Board has unanimously:

•	determined that the Merger Agreement, the Offer and the Merger, are advisable and fair to, and in the best interests of, Allos and the stockholders of Allos;

•	approved the Merger Agreement, the Offer and the Merger; and

•

recommended that the stockholders of Allos accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if a stockholders’ meeting is required by applicable law, adopt the Merger Agreement on the terms and subject to the conditions set forth therein.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos.”

Have any Allos stockholders agreed to tender their Shares?

Yes. We have entered into tender and voting agreements (collectively, the “Tender Agreements”) with certain directors, executive officers and stockholders of Allos (the “Significant Stockholders”), including Warburg Pincus, Allos’ largest stockholder, which collectively owned approximately 25.3% of all outstanding Shares as of April 9, 2012, based on information provided by them. Pursuant to the Tender Agreements, each of these parties has agreed, among other things, to (i) tender all of the Allos Shares beneficially owned by him, her or it in the Offer and (ii) if required by the General Corporation Law of the State of Delaware (the “DGCL”), vote such Shares in favor of the adoption of the Merger Agreement and thereby approve the transactions contemplated thereby. Each Significant Stockholder is required to tender such Shares within ten business days after commencement of the Offer or, with respect to any Shares acquired after such date, prior to the Expiration Date. See Section 11—“The Merger Agreement; Other Agreements.”

Upon successful completion of the Offer, will Allos continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. The Merger will occur either immediately following the purchase of the tendered Shares via a short form merger pursuant to Section 253 of the DGCL or, if a short form merger is not possible, following the approval of the Merger by Allos’ stockholders at a meeting called for such purpose. If the Merger takes place, Allos no longer will be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that Allos common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of Allos, and Allos may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding Shares pursuant to the Offer, then the Purchaser will be merged with and into Allos, subject to the satisfaction of certain conditions. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept the Shares for purchase or complete the Merger and we may not accept the Shares tendered without Allos’ consent. If the Merger takes place, Parent will own all of the Shares and all remaining stockholders of Allos (other than Parent, the Purchaser, or any other wholly owned subsidiary of Parent or Allos, or by any stockholder of Allos who is entitled to and properly exercises appraisal rights under Delaware law) will receive the Offer Price. See the “Introduction.”

If I object to the price being offered, will I have appraisal rights?

Not in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for Allos.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is completed, then stockholders not tendering in the Offer will receive the same consideration per Share that they would have received had they tendered their Shares in the Offer, subject to the resolution of any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available. If the Merger does not take place, however, the number of stockholders and the number of Shares that are still publicly held may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as stated above, Allos may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On April 4, 2012, the last trading day before execution of the Merger Agreement was announced, the last sale price of the common stock of Allos reported on Nasdaq was $1.43 per Share. The average closing trading price for the 30 days immediately prior to the announcement of the Offer was approximately $1.48 per Share. On April 12, 2012, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $1.82. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and the Purchaser completes the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $1.82 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. You will also promptly receive a number of CVRs equal to the number of Shares you tendered. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares. Pursuant to the Merger Agreement, each stock option that is outstanding and unexercised immediately prior to the acceptance of Shares in the Offer (whether vested or unvested) with an exercise price per share less than the Cash Portion will be canceled in exchange for the right to receive (i) an amount in cash equal to the product of the number of Shares subject to such option multiplied by the excess, if any, of the Cash Portion over the exercise price per Share subject to such option, less any applicable withholding of taxes, plus (ii) a CVR for each Share provided for in each option. Each stock option with an exercise price per share equal to or in excess of the Cash Portion shall be canceled upon acceptance of Shares in the Offer without further consideration therefor.

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units. Pursuant to the Merger Agreement, each restricted stock unit will be canceled in exchange for the right to receive (i) an amount in cash equal to the product of the number of Shares subject to such restricted stock unit multiplied by the Cash Portion, plus (ii) one CVR for each Share issuable pursuant to such restricted stock unit.

What is the Top-Up and when could it be exercised?

Allos has granted the Purchaser a non-assignable right to purchase and the Purchaser accepted a non-assignable obligation to purchase (the “Top-Up”), the number of Shares in the Top-Up that, when added to the number of Shares owned by the Purchaser immediately prior to the exercise of the Top-Up, constitutes one Share more than 90% of the issued and outstanding Shares outstanding immediately after the exercise of the Top-Up on a fully-diluted basis. The price per Share to be paid by the Purchaser would be the greater of (i) the last reported sale price of a Share on Nasdaq on the last trading day prior to the date on which the Top-Up is exercised or (ii) the Cash Portion. The Purchaser may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. The Top-Up shall not be exercisable if (i) immediately after the issuance of Shares pursuant to the Top-Up (the “Top-Up Shares”), the Short Form Threshold would not be reached (assuming the issuance of such Shares pursuant to such exercise), (ii) the number of Shares otherwise to be issued thereunder exceeds the aggregate number of Shares that Allos is authorized to issue under its Certificate of Incorporation, as amended, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of the closing of the purchase of Shares pursuant to the Top-Up, or (iii) a provision of any applicable legal requirement, excluding the rules and regulations of Nasdaq, prohibits the exercise of the Top-Up or the delivery of the Top-Up Shares.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Allos stockholders would be assured because of the Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 12—“Purpose of the Offer; Plans for Allos” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash and CVRs by you in exchange for your Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes if you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”). The amount of gain or loss a United States holder recognizes, and the timing of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty. If you are a Non-United States holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash and CVRs in exchange for your Shares pursuant to the Offer or the Merger. You should consult your tax advisor about the particular tax consequences to you of tendering Shares pursuant to the Offer or exchanging Shares in the Merger. See Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Tax matters are very complicated, and the tax consequences of the Offer and the Merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the Offer and the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Who should I talk to if I have additional questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at (800) 322-2885. Banks and brokers may call collect at (212) 929-5500. See the back cover of this Offer to Purchase for more contact information.

INTRODUCTION

Sapphire Acquisition Sub, Inc. (the “Purchaser,” “we” or “us”), a Delaware corporation and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc. (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares (each, a “Share”) of common stock, par value $0.001 per share, of Allos Therapeutics, Inc., a Delaware corporation (“Allos”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the shares of the common stock of Allos, together with the associated rights, collectively referred to as the “Shares”), at a price of $1.82 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Cash Portion”), plus one contingent value right to receive additional consideration of $0.11 per Share (the “CVR” and, together with the Cash Portion, the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, at the end of the day on May 10, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2012 (as the same may be amended, the “Merger Agreement”), by and among Parent, the Purchaser and Allos. The Merger Agreement provides that the Purchaser will be merged with and into Allos (the “Merger”) with Allos continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser, or any other wholly owned subsidiary of Parent or Allos, or by any stockholder of Allos who is entitled to and properly exercises appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or the Purchaser will pay all charges and expenses of Computershare, as depositary for the Offer (the “Depositary”) and MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The board of directors of Allos (the “Company Board”) has unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of, Allos and the stockholders of Allos, (ii) approved the Merger Agreement, the Offer and the Merger and (iii) recommended that the stockholders of Allos accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if a stockholders’ meeting is required by applicable law, adopt the Merger Agreement on the terms and subject to the conditions set forth therein.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Allos’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of Allos with this Offer to Purchase.

J.P. Morgan Securities LLC (“J.P. Morgan”) has rendered to the Company Board a written opinion dated April 4, 2012, to the effect that, as of that date and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the Cash Portion and the CVRs to be received in the Offer and the Merger, taken together, by holders of Shares was fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection therewith, is attached as Annex II to the Schedule 14D-9 that is being mailed to stockholders with this Offer to Purchase. J.P. Morgan provided its opinion to the Company Board for its information in connection with its evaluation of the consideration to be received in the Offer and the Merger, from a financial point of view, and its opinion does not address the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for Allos or the effect of any other transaction in which Allos might engage or as to the underlying decision of Allos to effect the Offer or the Merger. J.P. Morgan’s opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender Shares in the Offer or how any stockholder should vote or act in connection with the Offer or the Merger or any related matter.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn by the Expiration Date a number of Shares which, when added to the Shares owned by Parent and its direct and indirect subsidiaries immediately prior to such time, constitutes a majority of the aggregate number of Shares outstanding immediately prior to the acceptance (or proposed acceptance) of Shares pursuant to the Offer (the “Minimum Condition”); (ii) any waiting period applicable to the completion of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or terminated; and (iii) there not being any order, injunction, decree or similar order of a governmental or quasi-governmental authority or self-regulatory organization, or other legal requirements in effect that prevents or makes illegal completion of the Offer or the Merger. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Allos. We cannot, however, waive the Minimum Condition without the consent of Allos. See Section 15—“Certain Conditions of the Offer.”

Allos has advised Parent and the Purchaser that, as of April 4, 2012, 106,958,412 Shares were issued and outstanding. Assuming that no other Shares were or are issued after April 4, 2012, the Minimum Condition would be satisfied if at least 53,479,207 Shares are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, upon the initial acceptance for purchase of Shares tendered pursuant to the Offer (the “Acceptance Time”), the Purchaser is entitled to designate up to such number of directors (rounded up to the next whole number) on the Company Board as shall give it representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or appointed described by this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser following such purchase bears to the total number of Shares then outstanding.

Allos shall take all actions reasonably requested by the Purchaser necessary to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. Allos will also take all actions necessary to cause individuals designated by the Purchaser to constitute substantially the same percentage of members, rounding up where appropriate, on each committee of the Company Board as such members represent of the Company Board (except for any committee established to take action with respect to the subject matter of the Merger Agreement), to the fullest extent permitted by applicable laws and orders and the rules of the Nasdaq Global Market (“Nasdaq”). Notwithstanding the foregoing, until the Effective Time, the Company Board shall have at least three directors who were directors as of the date of the Merger Agreement (“Continuing Directors”), each of whom shall be independent directors within the meaning of the Nasdaq rules and federal securities laws and regulations and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person to fill such vacancy.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then-outstanding

Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Allos. Allos has agreed, if required, to cause a meeting of its stockholders to be held as promptly as reasonably practicable following the Acceptance Time for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. This Offer to Purchase does not constitute a solicitation of proxies, and the Purchaser is not soliciting proxies at this time. If the Purchaser acquires at least 90% of the then-outstanding Shares in the Offer, including, if applicable, the Top-Up (as defined below), the Purchaser may complete the Merger under the DGCL without a stockholders’ meeting and without the approval of Allos’ stockholders. See Section 11—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means midnight, New York City time, at the end of the day on May 10, 2012, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

The Offer is conditioned upon the satisfaction of the conditions set forth in Section 15—“Certain Conditions of the Offer,” which include the Minimum Condition, the expiration or termination of any waiting period applicable to the completion of the Offer and the Merger under the HSR Act and the absence of an order, injunction, decree or similar order of a governmental or quasi-governmental authority or self-regulatory organization, or other legal requirement, in effect that prevents or makes illegal completion of the Offer or the Merger. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to the Purchaser’s obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition, which may only be waived with the consent of Allos).

The Merger Agreement provides that the Purchaser is required to extend the Offer beyond its initial Expiration Date for successive periods of ten business days each in the event that any of the conditions to the Offer have not been satisfied or waived as of the then-scheduled Expiration Date or for any period required by any governmental authority or rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, but in no event shall it be required to extend the Offer beyond July 5, 2012 (or September 5, 2012, in the event any waiting period applicable to the completion of the Offer or the Merger under the HSR Act shall not have expired or been terminated prior to July 5, 2012).

The Merger Agreement also provides that if, on the Expiration Date, all conditions to the Offer have been satisfied or waived (to the extent permitted by the Merger Agreement) and upon acceptance of the Shares tendered, Parent, the Purchaser and their respective affiliates would not own at least 90% of the outstanding shares of each class of capital stock entitled to vote on adoption of the Merger Agreement, then the Purchaser may and, if requested by Allos, shall provide a “subsequent offering period” of successive periods of up to five business days each (or, if Allos provides prior written consent, up to twenty business days), in accordance with Rule 14d-11 of the Exchange Act. Rule 14d-11 provides that the Purchaser may provide for the subsequent offering period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding shares, (iii) the Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period, (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the subsequent offering period, and (vi) the Purchaser offers the same form and amount of consideration to holders of Shares in both the initial offer period and the subsequent offering period. In the event that the Purchaser provides a subsequent offering period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser reserves the right (i) to increase the Offer Price, (ii) to waive any condition to the Offer (other than the Minimum Condition) or (iii) to make any other change to the terms and conditions of the Offer. However, the Purchaser may not, without Allos’ prior written consent, reduce the Offer Price or change the form of consideration to be paid in the Offer, reduce the number of Shares sought to be purchased in the Offer, waive or amend the Minimum Condition, extend or terminate the Offer in any manner other than as described above or amend or change any term or condition of the Offer in a manner adverse to the holders of Shares.

The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not completed, the Shares are not accepted for payment or Shares are properly withdrawn, the Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Allos has provided the Purchaser with Allos’ stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Allos’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of the Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, the Purchaser increases the price being paid for Shares, the Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during the Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be accompanied by appropriate duly executed stock powers, with the signature(s) on such stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its discretion. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge the Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Allos’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder who is a United States holder should provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the U.S. Internal Revenue Service (“IRS”) Form W-9 in the Letter of Transmittal. If a stockholder that is a United States holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payments of the Offer Price to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders that are United States holders and that are surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each tendering non-United States holder (e.g., a non-resident alien or foreign entity) should submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal and Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. After the Expiration Date, tenders of Shares are irrevocable, except that if such Shares have not been accepted for payment by the Purchaser pursuant to the Offer by June 12, 2012, such Shares may be withdrawn until the Purchaser accepts such Shares for Payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, if any, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation for services;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States holder that becomes a non-United States holder, or a non-United States holder that becomes a United States holder;

•	a person that owns 10 percent or more of the total combined voting power of the stock of Parent, Purchaser, or Allos;

•	a United States holder that holds Shares or CVRs through banks, financial institutions or other entities, or branches thereof, located, organized or resident outside the United States; or

•	an individual or entity subject to the United States expatriation or anti-inversion rules.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

General

The receipt of the Offer Price by a United States holder pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a United States holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVR, with respect to which there is substantial uncertainty.

The Offer Price consists of cash and a CVR; consequently, the receipt of the Offer Price may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. The installment method of reporting any gain attributable to the receipt of a CVR will not be available because the Shares are traded on an established securities market. The following sections discuss the U.S. federal income tax consequences of the receipt of the Offer Price in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, holders are urged to consult their tax advisors regarding this issue. The CVRs also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of a CVR.

Treatment as Open Transaction

Receipt of the Offer Price would generally be treated as an “open transaction” if the value of a CVR cannot be “reasonably ascertained.” If the receipt of the Offer Price is treated as an “open transaction” for U.S. federal income tax purposes, a United States holder generally should recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the Offer or the Merger in an amount equal to the difference, if any, between the amount of cash received and such United States holder’s adjusted tax basis in the Shares. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss should be long-term if the Shares were held for more than one year prior to the exchange of Shares for the Offer Price. The deductibility of capital losses is subject to certain limitations.

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the CVR would not be taken into account in determining the holder’s taxable gain upon receipt of the Offer Price and a United States holder would take no tax basis in the CVR, but would be subject to tax as payments under the CVR were made or deemed made in accordance with the United States holder’s regular method of accounting. A portion of any such payment may be treated as interest income under Section 483 of the Code (as described below) and the balance, in general, as capital gain. It is the position of the Internal Revenue Service (“IRS”), as reflected in Treasury Regulations, that only in “rare and extraordinary cases” is the value of property, such as the CVRs, so uncertain as to warrant open transaction treatment.

Treatment as Closed Transaction

If the value of the CVR can be “reasonably ascertained,” the transaction generally should be treated as a “closed transaction” for U.S. federal income tax purposes, and gain or loss would be determined upon consummation of the Offer or the Merger in the same manner as if the transaction were an “open transaction,” except that a United States holder would take into account the fair market value of the CVR determined on the date of the consummation of the Offer or the Merger as an additional amount realized for purposes of calculating gain or loss with respect to the disposition of Shares. It is possible that the trading value of the Shares would be considered along with other factors in determining whether the value of the CVR is reasonably ascertainable.

If the transaction is treated as a “closed transaction” for U.S. federal income tax purposes, a United States holder’s initial tax basis in the CVR will equal the fair market value of the CVR on the date of the consummation of the Offer or the Merger. The holding period of the CVR will begin on the day following the date of the consummation of the Offer or the Merger.

Payments Under the CVR

Treatment as Open Transaction. If the transaction is treated as an “open transaction,” a payment in the future to a United States holder of a CVR should be treated as a payment under a contract for the sale or exchange of Shares to which Section 483 of the Code applies. Under Section 483, a portion of a payment made pursuant to the CVR more than one year after the date of the exchange of Shares for the Offer Price will be treated as interest, which will be ordinary income to the United States holder of the CVR. The interest amount will equal the excess of the amount received over its present value at the consummation of the Offer or the Merger, calculated using the applicable federal rate as the discount rate and using such United States holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and, when fixed, in the case of an accrual method holder). The portion of the payment pursuant to the CVR that is not treated as interest under Section 483 of the Code should be treated as gain from the sale of a capital asset, as discussed above.

Treatment as Closed Transaction. There is no authority directly on point with respect to the treatment of payments similar to those under the CVR. You should therefore consult your tax advisor as to the taxation of such payments. Under characterization as a “closed transaction,” a payment with respect to each CVR would likely be treated as a non-taxable return of a United States holder’s adjusted tax basis in the CVR to the extent thereof. A payment in excess of such amount may be treated as either (i) payment with respect to a sale of a capital asset, (ii) income taxed at ordinary rates, or (iii) dividends. Additionally, it is possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described directly above under “Treatment as Open Transaction”).

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVR, you are urged to consult your tax advisors concerning the recognition of gain, if any, resulting from the receipt of the CVR in the Offer or the Merger.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger, and amounts received in respect of CVRs, may be subject to backup withholding tax at the applicable rate (currently 28% but scheduled under current law to increase to 31% on January 1, 2013) unless the applicable United States holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption from backup withholding applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability provided that the required information is timely furnished to the IRS.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of Shares that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for the Offer Price generally will be exempt from United States federal income tax unless:

•

the Non-United States holder is an individual that holds Shares as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Allos is or has been a United States real property holding corporation for United States federal income tax purposes and the Non-United States holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

Allos has not been, is not and does not anticipate becoming a United States real property holding corporation prior to the date of the consummation of the Offer and the Merger (and, if applicable, the date of payment with respect to the CVRs) for United States federal income tax purposes.

Legislation Affecting Taxation of Shares or CVRs Held By or Through Foreign Entities

Legislation enacted in 2010 (the “FATCA Legislation”) generally imposes a withholding tax of 30% on U.S.-source interest and dividend income, and on the gross proceeds of a disposition of property of a type that can produce U.S.-source interest and dividend income, paid to (i) a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. Under proposed regulations, this new withholding tax will not apply to (i) interest and dividend income that is paid on or before December 31, 2013 or (ii) gross proceeds from the sale or other disposition of property that is paid on or before December 31, 2014. Under certain circumstances, a non-United States holder of Shares may be eligible for a refund or credit of such taxes, and a non-United States holder of Shares may be required to file a U.S. federal income tax return to claim such refund or credits. Due to the lack of guidance under the FATCA Legislation, non-United States holders are urged to consult their tax advisors concerning the possible application of the FATCA Legislation to payments made to a Non-United States holder with respect to Shares exchanged for the Offer Price and with respect to cash paid in respect of CVRs.

Backup Withholding Tax

A Non-United States holder may be subject to backup withholding tax at the applicable rate (currently 28% but scheduled under current law to increase to 31% on January 1, 2013) with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger, and amounts received in respect of CVRs, unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption from backup withholding in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

6.	Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “ALTH.”

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq.

	High	Low
Year Ended December 31, 2010:
First Quarter	$8.15	$6.47
Second Quarter	8.79	6.10
Third Quarter	6.18	3.58
Fourth Quarter	4.81	3.71

Year Ended December 31, 2011:
First Quarter	$4.70	$2.50
Second Quarter	3.30	1.84
Third Quarter	2.30	1.39
Fourth Quarter	1.84	1.25

Year Ending December 31, 2012:
First Quarter	$1.78	$1.29
Second Quarter (through April 12, 2012)	1.83	1.40

On April 4, 2012, the last trading day before Parent and Allos announced that Parent, the Purchaser and Allos had entered into the Merger Agreement, the last sale price of Shares reported on Nasdaq was $1.43 per share; therefore, the Cash Portion of the Offer Price of $1.82 per Share alone represents a premium of approximately 27% over such price. On April 12, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $1.82 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Allos has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, Allos is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing.

7.	Certain Information Concerning Allos.

The following description of Allos and its business has been taken from representations from Allos to Parent and from Allos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and is qualified in its entirety by reference to such report, including the risk factors described therein. We have no knowledge that would indicate that any statement contained herein based on such documents and records is untrue. We do not assume any responsibility for the accuracy or completeness of the information concerning Allos or for any failure by Allos to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Allos is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics. Its goal is to build a profitable company by generating income from products it develops and commercializes, either alone or with one or more potential strategic partners. Allos strives to develop proprietary products that have the potential to improve the standard of care in cancer therapy.

Allos is currently focused on the development and commercialization of FOLOTYN® (pralatrexate injection). FOLOTYN is a folate analogue metabolic inhibitor designed to accumulate preferentially in cancer cells. FOLOTYN targets the inhibition of dihydrofolate reductase, or “DHFR,” an enzyme critical in the folate pathway, thereby interfering with DNA and RNA synthesis and triggering cancer cell death. FOLOTYN can be delivered as a single agent, for which Allos currently has approval for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”), and has the potential to be used in combination therapy regimens. Allos believes that FOLOTYN’s unique mechanism of action offers it the ability to target the drug for development in a variety of hematological malignancies and solid tumor indications. Allos may also seek to expand its product portfolio through product acquisition and in-licensing efforts.

On September 24, 2009, the U.S. Food and Drug Administration, or FDA, granted accelerated approval of FOLOTYN for use as a single agent for the treatment of patients with relapsed or refractory PTCL. This approval was based on overall response rate from Allos’ pivotal Phase 2 trial known as PROPEL (Pralatrexate in patients with Relapsed Or refractory PEripheral T-cell Lymphoma). Clinical benefit such as improvement in progression-free survival or overall survival has not been demonstrated. FOLOTYN represents Allos’ first drug approved for marketing in the United States. In connection with the accelerated approval, Allos is required to conduct post-approval studies that are intended to confirm FOLOTYN’s clinical benefit in patients with T-cell lymphoma and to determine whether FOLOTYN poses a serious risk of altered drug levels resulting from organ impairment.

Allos began making FOLOTYN available for commercial sale in the United States in October 2009 and commenced the commercial launch of FOLOTYN in January 2010. Allos has established a commercial organization, including sales, marketing, supply chain management and reimbursement capabilities, to commercialize FOLOTYN in the United States.

In May 2011, Allos entered into a strategic collaboration agreement (the “Mundipharma Collaboration Agreement”) with Mundipharma International Corporation Limited (“Mundipharma”), pursuant to which the parties agreed to collaborate in the development of FOLOTYN according to a mutually agreed-upon development plan, as updated from time to time. Under the Mundipharma Collaboration Agreement, Allos retains full commercialization rights for FOLOTYN in the United States and Canada with Mundipharma having exclusive rights to commercialize FOLOTYN in all other countries in the world.

Under the Mundipharma Collaboration Agreement, Mundipharma is responsible for leading all regulatory activities in all countries in the Mundipharma territories other than the European Union. Allos is responsible for leading all regulatory activities in the European Union, including with respect to the pending Marketing Authorisation Application (“MAA”) seeking approval to market FOLOTYN for the treatment of patients with relapsed or refractory PTCL, until such time as is specified in the Mundipharma Collaboration Agreement. Thereafter, Mundipharma will be responsible for leading all regulatory activities throughout the Mundipharma territories, including the European Union. Allos and Mundipharma are currently seeking regulatory approval to market FOLOTYN in Europe and other countries for the treatment of patients with relapsed or refractory PTCL.

In December 2010, Allos’ MAA seeking approval to market FOLOTYN for the treatment of patients with relapsed or refractory PTCL was accepted for review by the European Medicines Agency (the “EMA”). The MAA is based on updated clinical data from Allos’ PROPEL trial described above. In January 2012, the EMA Committee for Medicinal Products for Human Use, or CHMP, issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. Allos submitted a request for re-examination of the CHMP opinion in January 2012 and expects the CHMP to issue a final opinion between late April 2012 and mid-May 2012. Following CHMP’s opinion, Allos expects the EMA to issue a final decision on the MAA in the second quarter of 2012. Under the Mundipharma Collaboration Agreement, if the MAA is approved by the EMA on or before December 31, 2012, Allos would receive a milestone payment from Mundipharma of $14.5 million, and, if Mundipharma achieves the first reimbursable commercial sale of FOLOTYN in at least three major market countries in the European Union, Allos would receive an additional milestone payment from Mundipharma of $10.0 million.

Outside the United States, the ability to market FOLOTYN is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union centralized registration procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. In some countries in the European Union, pricing of prescription drugs is subject to government control and agreements must be reached on a national level before marketing may begin in that country. If agreement is not reached on an acceptable price for FOLOTYN, a decision may be made to not pursue marketing of FOLOTYN in that country. The foreign regulatory approval process involves all of the risks associated with FDA approval, which are discussed in Allos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Allos incorporated in the Commonwealth of Virginia on September 1, 1992 as HemoTech Sciences, Inc. and filed amended Articles of Incorporation to change its name to Allos Therapeutics, Inc. on October 19, 1994. Allos reincorporated in Delaware on October 28, 1996. Allos completed its initial public offering in 2000. Its corporate headquarters are located in Westminster, Colorado, a suburb of Denver. Its mailing address is 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020 and its telephone number is (303) 426-6262.

Available Information. Allos is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Allos’ business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Allos’ securities, any material interests of such persons in transactions with Allos and other matters is required to be disclosed in proxy statements and periodic reports distributed to Allos’ stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Allos also maintains a website at http://www.allos.com. The information contained in, accessible from or connected to Allos’ website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Allos’ filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and the Purchaser.

Parent is a biotechnology company with fully integrated commercial and drug development operations with a primary focus in hematology and oncology. Parent’s strategy is comprised of acquiring, developing and commercializing a broad and diverse pipeline of late-stage clinical and commercial products. In the United States, Parent markets two oncology drugs, ZEVALIN® and FUSILEV® and has two drugs, apaziquone and belinostat, in late stage development along with a diversified pipeline of novel drug candidates. In January 2012, Parent entered into an agreement to acquire licensing rights to market ZEVALIN outside of the U.S. ZEVALIN is currently approved for sale in more than 40 countries.

Parent has assembled an integrated in-house scientific team, including formulation development, clinical development, medical affairs, regulatory affairs, biostatistics and data management, and has established a commercial infrastructure for the marketing of our drug products. Parent also leverages the expertise of its worldwide partners to assist in the execution of its strategy. Apaziquone is presently being studied in two large Phase 3 clinical trials for non-muscle invasive bladder cancer, or NMIBC, under strategic collaborations with Allergan, Inc., or Allergan, Nippon Kayaku Co. Ltd., or Nippon Kayaku, and Handok Pharmaceuticals Co. Ltd., or Handok. Belinostat, is being studied in multiple indications, including a Phase 2 registrational trial for relapsed or refractory peripheral T-cell lymphoma, or PTCL, under a strategic collaboration with TopoTarget A/S, or TopoTarget.

Parent is a Delaware corporation with its principal executive offices located at 11500 South Eastern Avenue, Suite 240, Henderson, Nevada 89052. Parent’s telephone number is (702) 835-6300.

The Purchaser’s principal executive offices are located at 11500 South Eastern Avenue, Suite 240, Henderson, Nevada 89052. The Purchaser’s telephone number is (702) 835-6300. The Purchaser is a newly formed Delaware corporation and a wholly owned subsidiary of Parent. The Purchaser was formed for the purpose of making the Offer and has not conducted, and does not expect to conduct, any business other than in connection with the Offer and the Merger.

The name, business address, business phone number, citizenship, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, as of the date of this Offer to Purchase: (a) none of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons so listed beneficially owns or has a right to acquire any Shares or any other equity securities of Allos, (b) none of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Allos during the past 60 days, (c) none of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Allos (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) there have been no transactions that would require reporting under the rules and regulations of the SEC applicable to the Offer between Parent, Purchaser or any of their respective subsidiaries or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Allos or any of its executive officers, directors or affiliates, on the other hand, and (e) there have been no contacts, negotiations or transactions between Parent, the Purchaser or any of their respective subsidiaries or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Allos or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent or the Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent or the Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Purchaser estimates that it will need approximately $210 million to purchase all of the Shares pursuant to the Offer, to complete the Merger (which estimate includes payment in respect of outstanding in-the-money options and restricted stock units) and to pay estimated related transaction fees and expenses. In addition, the Purchaser estimates that it would need approximately $13.2 million to pay the amounts that will become due under the CVRs if both specified milestones are met. Parent will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement, including payment of amounts due under the CVRs, as needed.

Parent has received a Debt Commitment Letter from Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch” and, together with Bank of America, the “Lenders”) to provide it with a senior secured revolving credit facility of not less than $50 million, which may be increased to up to $75 million (the “Senior Secured Facility”), subject to syndication efforts. Subject to certain conditions, the Senior Secured Facility will be available to Parent to, among other items, finance the Offer and the Merger and pay related fees and expenses. The Offer is not conditioned upon any financing arrangements.

The Purchaser believes that the financial condition of Parent, the Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) the Cash Portion and the CVRs are the only consideration that will be paid to the holders of the Shares in connection with the Offer and the Merger, both of which will be paid in cash, (ii) the Purchaser is offering to purchase all of the outstanding Shares in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Parent will have available to it, at the time of the acceptance for payment of the Shares tendered into the Offer, sufficient cash on hand to provide the Purchaser with the amount of cash consideration payable to holders of Shares in the Offer and the Merger and, to the extent required, the amount payable to holders of CVRs at the time payment thereunder would be due.

Senior Secured Facility

The Senior Secured Facility will consist of a revolving credit facility of not less than $50 million, which may be increased to up to $75 million, subject to syndication efforts, with a term of two years. The Senior Secured Facility will include an accordion feature permitting Parent to request an increase in the revolving commitments of up to the sum of $50 million plus the difference between $75 million and the final size of the Senior Secured Facility.

Roles. Bank of America will act as sole administrative agent and collateral agent. Merrill Lynch will act as lead arranger and book manager.

Interest Rate. Loans under the Senior Secured Facilities are expected to bear interest at a rate equal to, at Parent’s option, the London Interbank Offered Rate (LIBOR) or an alternate base rate, in each case plus a spread. The value of the spread shall be dependent upon Parent’s consolidated total leverage ratio as of the last day of the prior fiscal quarter.

Borrower. Parent will be the Borrower under the Senior Secured Facility.

Guarantors. All obligations under the Senior Secured Facility will be guaranteed by each of the existing and future direct and indirect, material domestic subsidiaries of Parent other than domestic subsidiaries owned by foreign subsidiaries.

Security. The obligations of Parent and the guarantors under the Senior Secured Facility and under any treasury management, interest protection or other hedging arrangements entered into with a lender or any of its affiliates will be secured, subject to customary and other agreed upon exceptions, on a first priority basis by a perfected security interest in all of Parent’s and each guarantor’s present and future personal property and assets, present and future shares of capital stock of present and future subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries and excluding U.S. subsidiaries of foreign subsidiaries).

Financial Covenants. The Senior Secured Facility will include two maintenance financial covenants, which will be tested on a quarterly basis:

•	maintenance of a minimum interest coverage ratio of at least 3.00 to 1.00; and

•

maintenance of a maximum total leverage ratio of not greater than (x) from the initial funding date through the fiscal quarter ending September 30, 2012, 2.00 to 1.00 and (y) for the fiscal quarter ending December 31, 2012 and each fiscal quarter thereafter, 1.50 to 1.00.

Other Terms. The Senior Secured Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and other fundamental changes, prepayments of other indebtedness, liens and dividends and other distributions. The Senior Secured Facility will also include customary events of default, including a change of control.

The availability of the Senior Secured Facility is subject, among other things, to the completion of the Merger in accordance with the Merger Agreement (without giving effect to any amendments or waivers to the provisions thereof that are materially adverse to the Lenders without their consent, not to be unreasonably withheld), evidence that the cash and marketable securities of Parent and its subsidiaries and Allos on a combined basis as of March 31, 2012 is not less than $250,000,000, the absence of a Company Material Adverse Effect (as defined in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement”), payment of required fees and expenses, the accuracy and completeness of certain customary representations about Parent, its subsidiaries and Allos and such of the representations and warranties made by or on behalf of, or with respect to, the Allos in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that Parent or the Purchaser has the right to terminate its obligations under the Merger Agreement as a result of a breach of such representations and warranties, the absence of certain types of other debt, delivery of certain customary financial information, solvency of Parent and its subsidiaries on a consolidated basis after giving effect to the Merger and the initial funding under the Senior Secured Facility, the creation and perfection of security interests on the collateral, subject to customary limitations on perfection requirements on the initial funding date, and the negotiation, execution and delivery of definitive documentation.

The commitment of the Lenders with respect to the Senior Secured Facility expires upon the earliest to occur of (i) a failure to close the Merger within 150 days after April 4, 2012 (ii) the closing of the Merger without the use of the Senior Secured Facility and (iii) the termination of the Merger Agreement. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

10.	Background of the Offer; Past Contacts or Negotiations with Allos.

Allos is a biopharmaceutical company that is currently focused on the development and commercialization of FOLOTYN® (pralatrexate injection), which is approved in the U.S. for the treatment of patients with relapsed or refractory PTCL. The Company Board and Allos’ senior management team have consistently evaluated partnership and other strategic opportunities in order to advance the clinical development and commercialization of FOLOTYN, reduce costs, provide additional cash funding and deliver value to Allos’ stockholders.

Allos’ Initial Sale Process

In September 2010, the Company Board and Allos’ senior management team reviewed Allos’ business and its future financing needs, including Allos’ potential development strategy of FOLOTYN for the treatment of advanced non-small cell lung cancer and related financing requirements, and began to evaluate potential strategic alternatives that might be available to Allos, including continuing to operate Allos based upon its current business plan on a standalone basis, potential partnering and collaboration arrangements outside of North America with respect to FOLOTYN and the initiation of a targeted sale process with respect to Allos. Thereafter, in September 2010, Allos engaged J.P. Morgan to assist Allos in evaluating a potential sale of the company. The Company Board selected J.P. Morgan to advise Allos on the basis of, among other matters, J.P. Morgan’s experience with the valuation of businesses and securities in connection with mergers and acquisitions and its familiarity with Allos and the industry in which Allos operates.

During late September and October 2010, following various informal expressions of interest from pharmaceutical companies, at the request of the Company Board, J.P. Morgan contacted 32 pharmaceutical and biopharmaceutical companies that the Company Board, with the advice of Allos’ senior management and J.P. Morgan, determined might have a potential interest in acquiring Allos, which did not include Parent due to the fact that Parent’s market capitalization at the time was smaller than Allos’ market capitalization and due to Allos’ perception of Parent’s ability to finance an all cash acquisition of Allos at that time. However, while Allos executed confidentiality agreements with eleven of the companies contacted by J.P. Morgan, conducted management meetings with nine of those companies and, in October 2010, distributed a letter requesting initial indications of interest in an acquisition of Allos to eight of those companies, none of the eight potentially interested parties submitted a proposal to acquire Allos, although several parties did express an interest in a licensing transaction involving global or regional rights to FOLOTYN. As a result of the lack of interest, in November 2010, the Company Board determined to end the sale process.

Following the end of the 2010 sale process, the Company Board and Allos’ senior management team continued to evaluate potential strategic alternatives, including partnering and collaboration arrangements with other pharmaceutical or biopharmaceutical companies or the acquisition of additional drug products or product candidates. In December 2010, as part of its evaluation of strategic alternatives, Allos’ senior management team conducted a preliminary review, based on publicly available information, of a number of late-stage drug development or commercial drug product companies to identify potential strategic merger partners, including AMAG Pharmaceuticals, Inc., which is referred to herein as AMAG. At a meeting of the Company Board in December 2010, the Company Board discussed the potential for a strategic business combination transaction involving those companies, and, following the Company Board meeting, senior management met with representatives of J.P. Morgan to discuss potential parties for strategic partnering and collaboration and potential parties for strategic combinations.

Allos’ Strategic Partnering Arrangement

In January 2011, Allos announced that, as part of its key business priorities for 2011, it was prioritizing its resources on the development and commercialization of FOLOTYN for the treatment of hematologic malignancies and would pursue a strategic collaboration for the potential co-development and commercialization of FOLOTYN outside the United States. Due to the Company Board’s decision not to pursue a strategic business combination at that time, on January 13, 2011, Allos terminated J.P. Morgan’s engagement.

Following this announcement, during January and February 2011, Allos began discussions with nine pharmaceutical and biopharmaceutical companies potentially interested in co-developing and/or commercializing FOLOTYN outside the United States, including three of the parties that had participated in Allos’ sale process in the fall of 2010. Allos progressed with confidential discussions concerning rights to co-develop and commercialize FOLOTYN, both in specific regions or globally outside of North America, with four of these companies, including two of the companies that had participated in Allos’ sale process in the fall of 2010, and provided detailed due diligence information to those four parties.

The Company Board met at a regularly scheduled meeting on February 28 and March 1, 2011, and received an update regarding its ongoing strategic partnering and collaboration efforts with respect to FOLOTYN. At this meeting, the Company Board and Allos’ senior management team also discussed the potential for a strategic business combination transaction involving other late-stage drug development or commercial drug product companies, including AMAG.

On May 9, 2011, the Company Board met and approved a strategic collaboration agreement with Mundipharma International Corporation Limited, or Mundipharma, to co-develop and commercialize FOLOTYN outside of the United States and Canada, which Allos announced on May 10, 2011. Under the Mundipharma Collaboration Agreement, Allos retains full commercialization rights for FOLOTYN in the United States and Canada.

Allos’ Business Combination Transaction with AMAG

During early March 2011, Allos’ senior management team began a more detailed review of AMAG and its business based on publicly available information, and, on March 10, 2011, Mr. Paul Berns, the President and Chief Executive Officer of Allos, telephoned Mr. Michael Narachi, Chairman of the AMAG Board of Directors, to inquire as to AMAG’s potential interest in a business combination transaction with Allos. Discussions between Allos and AMAG concerning a potential business combination transaction continued through March 2011, and on March 29, 2011, AMAG provided Allos a draft term sheet containing a summary of key proposed terms of a potential business combination transaction between Allos and AMAG. During April and May 2011, discussions between Allos and AMAG concerning a potential business combination transaction continued, both AMAG management and Allos’ management began to prepare their respective analyses of the potential commercial and cost synergies that could result from a combination of the two companies, and Allos and AMAG conducted detailed due diligence on each other’s respective businesses.

On May 19, 2011, Allos entered into an engagement letter with J.P. Morgan under which it retained J.P. Morgan as its financial advisor in connection with a potential business combination transaction with AMAG or any other person who makes a topping offer in respect of such transaction.

On May 24, 2011, AMAG sent Allos a revised term sheet containing a summary of key proposed terms of a potential business combination transaction between AMAG and Allos. Discussion of a proposed business combination transaction between AMAG and Allos continued through June and July 2011, and AMAG and Allos exchanged additional term sheets containing summaries of key proposed terms of a potential business combination transaction during that time. In addition, AMAG and Allos continued to prepare their respective analyses of the potential commercial and cost synergies that could result from a combination of the two companies and continued to conduct detailed due diligence on each other’s respective businesses. Allos and AMAG also commenced negotiation of a definitive acquisition agreement and related documentation in June 2011.

On the evening of July 19, 2011, the Company Board and the AMAG Board of Directors each met separately to consider a potential business combination transaction between Allos and AMAG. At those board meetings, the Company Board and the AMAG Board of Directors each approved the merger agreement between Allos and AMAG, which is referred to herein as the AMAG merger agreement, and related agreements and recommended that their respective stockholders vote in favor of the business combination transaction between Allos and AMAG. The AMAG merger agreement provided for an exchange ratio of 0.1282 of a share of AMAG common stock for each share of Allos’ common stock that would be offered as consideration to Allos’ stockholders in the business combination transaction.

Following the approval of the transaction by the Company Board and the AMAG Board of Directors, the AMAG merger agreement and other transaction-related documents were executed and, on the morning of July 20, 2011, Allos and AMAG issued a joint press release announcing the execution of the AMAG merger agreement and the proposed business combination transaction.

Allos’ Initial Discussions with Parent and Termination of the AMAG Merger Agreement

On September 2, 2011, during the pendency of Allos’ proposed business combination transaction with AMAG, the board of directors of Parent, which is referred to herein as the Parent Board, met and considered and authorized management to make a proposal, subject to due diligence, to acquire Allos at a price of $2.00 per share of Allos’ common stock.

Later on September 2, 2011, Dr. Rajesh Shrotriya, the Chief Executive Officer of Parent, sent a letter to Mr. Berns expressing Parent’s interest in a potential acquisition of Allos and stating that Parent was prepared to offer $2.00 per share, in cash and shares of Parent common stock, for all of the outstanding shares of Allos’ common stock. In its letter, Parent proposed that $1.37 of the consideration be paid in cash and the remaining $0.63 be paid in shares of Parent’s common stock, but noted that it was prepared to offer an all-cash transaction or a transaction involving the issuance of up to 19.9% of outstanding Parent common stock. Parent also noted that its proposal was subject to confirmatory due diligence and completion of a definitive merger agreement and voting agreements, which it stated it believed could be completed within two to three additional weeks. Parent noted that its proposal would not require outside financing or approval by the stockholders of Parent. The Company Board met on September 4, 7, 8 and 13, 2011 with Allos’ senior management and representatives of J.P. Morgan and Latham & Watkins LLP, which is referred to herein as Latham, outside counsel to Allos, and discussed the proposal made by Parent. At those meetings, representatives of Latham reviewed fiduciary duty considerations and the requirements of the AMAG merger agreement in connection with the review of the Parent proposal. Also at those meetings, representatives of J.P. Morgan reviewed various financial analyses prepared in conjunction with the fairness opinion of J.P. Morgan dated July 19, 2011, and also provided certain background information on Parent. At the conclusion of the meeting on September 13, 2011, following careful assessment of the cash and stock value of the Parent proposal as well as the uncertainties and contingences reflected in that proposal, the Company Board determined that the Parent proposal was not reasonably expected to result in an acquisition proposal that was more favorable from a financial point of view to Allos’ stockholders than the merger with AMAG, and publicly reaffirmed its recommendation that that Allos’ stockholders vote in favor of the adoption of the AMAG merger agreement and therefore opposed the Parent proposal at that time. Following the meeting, Mr. Berns telephoned Dr. Shrotriya and notified him that the Company Board was rejecting Parent’s September 2 offer.

At telephonic special meetings held on September 14 and September 15, 2011, the Parent Board considered Allos’ rejection of its September 2 proposal and authorized management to deliver to Allos a revised non-binding letter of intent to acquire all of the outstanding shares of Allos’ common stock at a price of $2.20 per share, in cash and stock, subject to the same conditions as in the September 2 proposal.

On the evening of September 15, 2011, Dr. Shrotriya sent a letter to Mr. Berns revising Parent’s prior proposal for the potential acquisition of Allos and stating that Parent was prepared to offer $2.20 per share for all of the outstanding shares of Allos’ common stock, comprised of $1.50 in cash and $0.70 in shares of Parent common stock. Parent’s proposal was subject to confirmatory due diligence and completion of a definitive merger agreement and voting agreements, which it stated it believed could be completed within a short period of time. Parent noted that its proposal would not require outside financing or approval by the stockholders of Parent. The Company Board met twice on September 19, 2011 with Allos’ senior management and representatives of J.P. Morgan and Latham and discussed the revised proposal made by Parent. At those meetings, representatives of Latham reviewed fiduciary duty considerations and the requirements of the AMAG merger agreement in connection with the review of the revised Parent proposal. Also at those meetings, representatives of J.P. Morgan reviewed various financial analyses. At the conclusion of the second meeting, the Company Board determined that the Parent proposal met the criteria required by the AMAG merger agreement (which required, among other things, that the Company Board determine that the Parent proposal would reasonably be expected to result in a superior offer) to permit Allos to provide information to, and engage in discussions and negotiation with, Parent with respect to the revised proposal. The Company Board did not approve, endorse or recommend the acquisition proposal from Parent at that time or declare it superior to the AMAG merger agreement or the AMAG merger. In addition, the Company Board reaffirmed its determination that the AMAG merger agreement and the proposed merger with AMAG were advisable and fair to, and in the best interest of, Allos and its stockholders and its recommendation that Allos’ stockholders vote in favor of the adoption of the AMAG merger agreement and therefore oppose the Parent proposal at that time.

On September 23, 2011, Allos and Parent entered into a confidentiality agreement and, over the following two weeks, Allos and Parent began to engage in discussions regarding Parent’s revised proposal for the potential acquisition of Allos and began preliminary due diligence reviews of their respective businesses.

On the afternoon of October 7, 2011, Dr. Shrotriya sent a letter to Mr. Berns withdrawing Parent’s revised proposal to acquire Allos. As a result, Allos ceased providing information to, or engaging in discussions or negotiations with, Parent regarding Parent’s revised acquisition proposal or any other acquisition proposal. Throughout September and October 2011, Allos continued to work with AMAG toward the completion of the AMAG merger, pending stockholder approval and satisfaction of the other applicable conditions to closing.

The Company Board met on October 12, 13 and 19, and discussed the withdrawal of the Parent proposal, the fact that Institutional Shareholder Services, a prominent advisor of institutional investors, had recommended that AMAG’s stockholders vote against the approval of the issuance of shares of AMAG common stock to Allos’ stockholders in the proposed AMAG merger, the fact that a majority of the proxies received to date by AMAG were voted against approval of such an issuance of shares of AMAG common stock, and the fact that based upon discussions between representatives of Allos and representatives of AMAG, AMAG was not willing to revise the terms of the pending business combination transaction to avoid the necessity of an AMAG stockholder vote. The Company Board also reviewed the strategic alternatives available to Allos in the event that AMAG’s stockholders did not vote to approve the transaction, including continuing to operate Allos based upon its current business plan on a standalone basis and the initiation of a further targeted sale process with respect to Allos.

On October 21, 2011, holders of a majority of Allos’ outstanding common stock voted in favor of the adoption of the AMAG merger agreement at a special meeting of Allos’ stockholders held on October 21, 2011. Separately, at a special meeting of AMAG stockholders also held on October 21, 2011, AMAG’s stockholders voted against the issuance of shares of AMAG common stock to Allos’ stockholders in the proposed merger contemplated by the AMAG merger agreement. As a result of the failure to obtain AMAG stockholder approval, AMAG terminated the AMAG merger agreement on October 21, 2011. In accordance with the terms of the AMAG merger agreement, AMAG paid Allos $2 million as reimbursement for its expenses in connection with the termination of the AMAG merger agreement.

Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement

In November and early December 2011 following the termination of the AMAG merger agreement, Allos’ senior management and J.P. Morgan contacted twelve different pharmaceutical and biopharmaceutical companies that Allos’ senior management and J.P. Morgan determined might have a potential interest in acquiring Allos. The twelve parties contacted by Allos’ senior management and J.P. Morgan did not include AMAG or Parent, but did include ten of the pharmaceutical and biopharmaceutical companies that had been contacted by J.P. Morgan in September 2010 in connection with a possible acquisition of Allos. Separately, a representative of a publicly traded biopharmaceutical company, which is referred to herein as Company X, and a representative of an international specialist healthcare company, which we refer to as Company Y, neither of which had been contacted during the September 2010 sale process, each contacted a member of the Company Board in November 2011 to inquire as to Allos’ potential interest in a sale of Allos. Allos did not approach Parent regarding a potential acquisition of Allos at that time due to the failed negotiations with Parent that had taken place in September and October 2011. Allos already had in place or executed confidentiality agreements with four of the companies contacted by Allos’ senior management or J.P. Morgan in November and early December 2011, and five additional parties, including Company X and Company Y, entered into confidentiality agreements with Allos in connection with a potential acquisition transaction in late 2011 and early 2012. Company X, Company Y and one of the additional parties contacted by Allos’ senior management, which is referred to herein as Company Z, conducted due diligence with respect to Allos and participated in management meetings, though none of the companies contacted by Allos’ senior management or J.P. Morgan or that contacted Allos in November and early December 2011 other than Company X elected to submit an offer to acquire Allos or pursue an acquisition of Allos at that time. Company Y continued to conduct financial, clinical and commercial diligence on Allos’ business through mid-March 2012. Company Z indicated shortly after commencing confidential discussions with Allos that it would not be submitting a preliminary proposal for an acquisition of Allos at that time.

The Company Board met on December 12 and 13, 2011 at a regularly scheduled meeting and reviewed Allos’ business and the status of the outreach to parties that might have a potential interest in acquiring Allos, as well as the potential strategic alternatives that might be available to Allos, including a potential sale or business combination transaction, a potential strategic acquisition or in-licensing transaction to acquire additional commercial or late-stage developmental products to diversify Allos’ product portfolio, and continuing to operate Allos based upon its current business plan on a standalone basis.

Also in early December, Allos’ senior management and J.P. Morgan engaged in preliminary discussions and management due diligence meetings with Company X and, on December 19, 2011, Allos received a written proposal from Company X to acquire Allos for total consideration consisting of $75 million in cash, $75 million in Company X common stock and $35 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied.

The Company Board met on December 23, 2011 and further discussed potential strategic alternatives available to Allos, including the Company X proposal. Following the December 23, 2011 meeting, at the request of the Company Board, J.P. Morgan indicated to Company X that, while the Company Board might entertain a sale transaction at an appropriate price, the consideration offered by Company X to acquire Allos was not sufficient and would need to be increased.

On December 23, 2011, Allos entered into a new engagement letter with J.P. Morgan, pursuant to which it retained J.P. Morgan as its financial advisor in connection with a potential sale of Allos to any third party. The December 23, 2011 engagement letter expressly terminated and superseded Allos’ May 19, 2011 engagement letter with J.P. Morgan that was limited to the potential business combination transaction with AMAG or any other person who makes a topping offer in respect of such transaction.

Discussions among Allos’ senior management, J.P. Morgan and Company X senior management continued during the week of December 26, 2011, as did Company X’s preliminary due diligence investigation with respect to Allos and its business.

The Company Board met on December 28, 2011 to further discuss the proposal received from Company X as well as a request from Company X that Allos provide written guidance as to the terms of an acquisition proposal that would be acceptable to the Company Board. At that meeting, the Company Board authorized

Mr. Berns to deliver a letter to Company X indicating that, while the Company Board had not come to any conclusion on a price at which it would be prepared to sell Allos, a value in the range of $2.00—$2.20 per share in up-front consideration would be consistent with the Company Board’s expectations regarding the consideration to be offered. In addition, at the December 28, 2011 meeting, the Company Board established a transaction committee of the Company Board, which is referred to herein as the Allos transaction committee, consisting of Dr. Stephen J. Hoffman, Chairman of the Company Board, Dr. Jeffrey R. Latts, and Jonathan Leff, a member of the Company Board designated by Warburg Pincus, Allos’ largest stockholder, and granted the Allos transaction committee the authority to, among other matters, oversee the evaluation and negotiation of a potential strategic transaction involving Allos, including a potential sale or business combination transaction or a potential strategic acquisition or in-licensing transaction, and provide direction and guidance to Allos’ management and Allos’ advisors in connection with any such potential strategic transaction. On December 29, 2011, Mr. Berns delivered a letter to the Chief Executive Officer of Company X that included written guidance that a value in the range of $2.00—$2.20 per share in up-front consideration would be consistent with the Company Board’s expectations regarding the consideration to be offered in an acquisition.

Discussions between members of Allos’ senior management, J.P. Morgan and Company X senior management continued following the December 28, 2011 meeting of the Company Board and, on January 3, 2012, Allos received a revised proposal from Company X to acquire Allos for total consideration consisting of $110 million in cash, $55 million in Company X common stock and $30 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied. The Allos transaction committee met on January 6, 2012 to discuss the revised proposal received from Company X and a request from Company X that Allos provide further guidance as to the terms of an acquisition proposal that would be acceptable to the Company Board. Following that discussion, the Allos transaction committee authorized senior management to respond to the Company X proposal by indicating that, while the Company Board had not yet come to a conclusion on a price at which it would be prepared to sell Allos, and while Allos continued to engage in discussions with other parties, a proposed offer representing aggregate total consideration of $195 million may be acceptable if it was payable solely in the form of cash and Company X common stock upon closing of an acquisition.

On January 9, 2012, Dr. Hoffman and Mr. Berns met with the Chief Executive Officer and President of Company X in San Francisco during the J.P. Morgan Healthcare Conference, discussed the terms of the potential acquisition of Allos by Company X, and provided the revised guidance that a proposed offer representing aggregate total consideration of $195 million may be acceptable to the Company Board if it was payable solely in the form of cash and Company X common stock upon closing of an acquisition.

During the remainder of January and throughout February 2012, Company X continued to conduct detailed due diligence with respect to Allos, and members of Allos’ and Company X’s management participated in management due diligence meetings. The Allos transaction committee met on January 22, 2012 and discussed the status of Allos’ negotiations with Company X, the challenges and opportunities of Allos’ standalone business and the fact that Allos’ senior management and J.P. Morgan were not aware of any party other than Company X that, at that time, was prepared to submit an offer or to engage in detailed discussions regarding an acquisition of Allos. Following the discussion, the Allos transaction committee asked J.P. Morgan to request an improved proposal from Company X by the end of the week of January 23, 2012.

In addition, in January 2012, the CHMP issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. Allos submitted a request for re-examination of the CHMP opinion in January 2012, and expects the CHMP to issue a final opinion between late-April 2012 and mid-May 2012. Following the CHMP’s opinion, Allos expects the EMA to issue a final decision on the MAA in the second quarter of 2012.

On January 23, 2012, the President of Company X provided to J.P. Morgan a revised oral proposal to acquire Allos for total consideration consisting of $120 million in cash and $50 million in Company X common stock and $20 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied, and J.P. Morgan informed Company X that it would need to further improve its proposal.

On January 27, 2012, the President of Company X provided to J.P. Morgan a further revised oral proposal to acquire Allos for total consideration consisting of $120 million in cash and $55 million in Company X common stock, and which no longer included any contingent payments. The Allos transaction committee met later in the day on January 30, 2012, and the representatives from J.P. Morgan informed the Allos transaction committee that the President of Company X had indicated that Company X did not have any additional ability to increase its offer, but that Company X management was willing to meet with members of Allos’ management in order to further understand Allos’ business. Allos’ senior management team also summarized discussions with Company X management earlier in the day regarding Allos’ financial prospects. At the end of the meeting, the Allos transaction committee requested that J.P. Morgan inform Company X that its revised proposal was unlikely to be viewed favorably by the Company Board and suggest to Company X that both an increase in the up-front purchase price offered and the addition of a significant contingent value right that had a substantial likelihood of being achieved would likely result in a more favorable view of the Company X proposal by the Company Board. Discussions among senior management of Allos and Company X and J.P. Morgan continued following the January 30, 2012 Allos transaction committee meeting and, on February 1, 2012, Company X provided a further revised verbal offer to acquire Allos to J.P. Morgan for total consideration consisting of $120 million in cash, $55 million in Company X common stock and contingent value rights pursuant to which (i) $10 million in cash would be payable upon the receipt of EMA approval of the MAA for FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe (an “EMA Approval”) within 1 year following the closing of the acquisition and (ii) $5 million in cash would be payable if Allos’ U.S. net sales reached $72 million in Allos’ fiscal year 2013. At that time, the representatives from Company X again indicated to J.P. Morgan that Company X was not prepared to further increase the up-front cash and stock consideration offered, though Company X would consider minor additional changes to the proposed contingent value rights if those changes would lead to acceptance by the Company Board of the Company X acquisition proposal.

The Company Board met on February 2, 2012 and discussed the revised proposal received from Company X. In addition, Allos’ senior management presented certain preliminary updated financial forecasts with respect to Allos’ business on a standalone basis to the Company Board, including certain U.S. net sales forecasts for Allos and the Allos management’s risk adjusted forecasts of revenues, earnings before interest and taxes and net income, described for the Board a variety of assumptions and probability adjustments used by management in preparing the financial forecasts and reviewed with the Board the likely need for additional future equity financing and the associated dilution if Allos were to continue as a standalone company. J.P. Morgan also reviewed with the Company Board J.P. Morgan’s preliminary financial analysis with respect to Allos based on management’s preliminary updated financial forecasts. Following discussion of the Company X proposal, management’s financial forecast, the strategic alternatives available to Allos and J.P. Morgan’s preliminary financial analysis, the Company Board instructed J.P. Morgan to contact Company X, accept Company X’s assertion that it was not able to offer additional up-front acquisition consideration and attempt to improve the terms of the contingent value right offered by Company X.

Senior management of Company X and representatives from J.P. Morgan spoke on February 8, 2012, and, during that conversation, Company X indicated to J.P. Morgan that it might be willing to increase the contingent value right portion of its offer to provide for $10 million in cash that would be payable if Allos’ U.S. net sales reached $65 million in 2013 and an additional $10 million in cash that would be payable if Allos’ U.S. net sales reached $75 million in 2013. The Allos transaction committee met on February 9, 2012 to discuss the revised Company X offer, and, following discussion, the Allos transaction committee approved a counter-proposal to Company X consisting of contingent value rights that would pass through the potential milestone payments that would be received from Mundipharma under the Mundipharma Collaboration Agreement through 2013, and would result in a $20 million cash payment if Allos’ annual net sales reached $60 million by the end of 2013, and an additional $5 million cash payment if Allos’ annual net sales reached $70 million by the end of 2013.

Discussions among Allos’ and Company X’s senior management and J.P. Morgan continued following the February 9, 2012 Allos transaction committee meeting, and Allos received a revised written acquisition proposal from Company X on February 14, 2012 to acquire Allos for total consideration consisting of $120 million in cash and $55 million in Company X common stock payable upon consummation of an acquisition, together with contingent value rights pursuant to which $15 million in cash or Company X common stock (at Company X’s election) would be payable if Allos’ U.S. annual net sales reached $62.5 million in 2013 and an additional $10 million in cash or Company X common stock (at Company X’s election) would be payable if either Allos’ U.S. annual net sales reached $72.5 million in 2013 or Allos received an EMA Approval by December 31, 2013. During a conversation that same day with J.P. Morgan, Company X also reiterated Company X’s position that it was not prepared to further increase the up-front consideration offered to Allos, and stated that it also was not prepared to further improve the terms of the contingent value rights offered.

The Allos transaction committee met on February 16, 2012 to consider Company X’s revised proposal, and J.P. Morgan reviewed with the Allos transaction committee J.P. Morgan’s preliminary financial analysis with respect to Allos based on management’s preliminary updated financial forecasts. Following discussion, the Allos transaction committee requested that Allos’ senior management and J.P. Morgan coordinate with Company X regarding the preparation of definitive transaction documentation, and continue to seek improved terms with respect to the contingent value rights offered by Company X. The Allos transaction committee also discussed the sale process for Allos which had begun in the fall and winter of 2010, including the publicly announced merger transaction with AMAG, the withdrawn offer from Parent during the pendency of the AMAG merger transaction, the fact that Allos had not received any additional offers while the AMAG transaction was pending, and the additional outreach to third parties concerning a potential acquisition of Allos that had been conducted by Allos’ senior management and representatives of J.P. Morgan following the termination of the AMAG merger agreement, which had not resulted in any offers to acquire Allos other than the Company X offer. Following the discussion, the Allos transaction committee requested that simultaneously with the commencement of the negotiation of definitive documentation with Company X the representatives from J.P. Morgan and Allos’ senior management also begin a further targeted outreach to thirteen additional third parties identified by Allos management with the assistance of J.P. Morgan, including Parent, in order to ascertain those third parties’ interest in a potential acquisition of Allos. The thirteen parties contacted by Allos’ senior management and J.P. Morgan included seven of the pharmaceutical and biopharmaceutical companies contacted by J.P. Morgan beginning in late September 2010 and five of the pharmaceutical and biopharmaceutical companies contacted by Allos’ senior management and J.P. Morgan beginning in November 2011, including Company Y and Company Z, in connection with a possible acquisition of Allos. Allos already had in place executed confidentiality agreements with eight of the companies contacted by Allos’ senior management or J.P. Morgan, including Parent, Company Y and Company Z, though none of the thirteen companies other than Parent elected to pursue an acquisition of Allos at that time.

On February 22, 2012, Mr. Berns spoke with Dr. Shrotriya concerning a potential acquisition of Allos and during those conversations Dr. Shrotriya indicated that Parent would at that time again have a potential interest in further discussions with Allos and in conducting a detailed due diligence investigation of Allos’ business.

During the remainder of February 2012, Company X continued to conduct detailed due diligence with respect to Allos, and on February 25, 2012, Company X provided an initial draft of a proposed merger agreement to Allos, which is referred to herein as the Company X merger agreement.

The Company Board met in person on February 28 and 29, 2012 at a regularly scheduled board meeting. During the portion of the meeting held on February 29, 2012, the Company Board received an update from senior management of Allos and representatives of J.P. Morgan regarding the status of a potential transaction with Company X, including ongoing diligence with respect to Allos’ business being conducted by Company X, as well as the status of J.P. Morgan’s outreach to additional third parties in order to ascertain those third parties’ interest in a potential acquisition of Allos. At the meeting, Allos’ senior management also presented to the Company Board their preliminary updated financial forecasts with respect to Allos’ business on a standalone basis, including certain base case and sensitivity case U.S. net sales forecasts for Allos and management’s risk-adjusted base case and sensitivity case forecasts of revenues and earnings before interest and taxes and net income, and Allos’ senior management described for the Board a variety of assumptions and probability adjustments used by management in preparing the financial forecasts, including differing assumptions between the base case and the sensitivity case. J.P. Morgan then reviewed with the Company Board J.P. Morgan’s preliminary financial analysis with respect to Allos based on management’s base case and sensitivity case preliminary updated financial forecasts. Latham provided the Company Board a summary of the key terms of the initial draft of the proposed Company X merger agreement, including proposed deal protection provisions and proposed conditions to closing of a transaction with Company X, a number of which would create significant uncertainty with respect to the consummation of a transaction. The Company Board discussed the Company X acquisition proposal, timing of the potential announcement of a transaction with Company X and the fact that Parent had indicated that it might be interested in an acquisition of Allos. The Company Board directed Allos’ management and its advisors to continue to work with Company X to finalize definitive transaction documents and to significantly reduce the uncertainty with respect to the consummation of a transaction with Company X.

On March 3, 2012, Mr. Berns met with Dr. Shrotriya at Parent’s Irvine, California office and discussed Allos and its business. Mr. Berns and Dr. Shrotriya also spoke on March 5 and 12, 2012 and discussed the status of negotiations and due diligence with respect to a potential acquisition of Allos by Parent, as well as the process and timing for the announcement of the potential acquisition. In addition, on March 9, 2012, Mr. Berns and other representatives of Allos’ senior management attended a meeting of the Parent Board at the offices of RBC Capital Markets, LLC, Parent’s financial advisor, which is referred to herein as RBC, and provided the Parent Board with an overview of Allos and its business. At this meeting, the Parent Board authorized its management to deliver to Allos a non-binding letter of intent to acquire all of the outstanding shares of Allos’ common stock at a price of $1.60-$1.70 per share in cash, subject to the same conditions as in the September 2, 2011 proposal.

On March 13, 2012, Mr. Berns met again with Dr. Shrotriya in California and, following that meeting, Mr. Berns received a written acquisition proposal from Parent offering cash consideration of $1.60 to $1.70 per share for all of the outstanding shares of Allos’ common stock. The Parent offer was subject to completion of final due diligence, which Parent stated it believed could be completed within one to two weeks. Parent also noted that its proposal would not require approval by Parent’s stockholders and was not conditioned on Parent’s ability to obtain outside financing. Also on March 13, 2012, Allos provided a revised draft of the proposed Company X merger agreement to Company X. Allos and Company X continued to negotiate the Company X merger agreement and related definitive documentation through early April 2012.

The Allos transaction committee met on March 14, 2012, received an update from Allos’ senior management regarding the status of discussions with Company X and the principal issues outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal, and discussed the acquisition proposal that had been received from Parent, the status of Parent’s due diligence investigation of Allos and the potential timing of negotiation of a transaction with Parent as compared to a transaction with Company X. Following the discussion, the Allos transaction committee requested that Mr. Berns contact Dr. Shrotriya to inform him that Parent would need to increase the value of its proposal to acquire Allos and, assuming such an increase in valuation, instructed Allos’ management to continue discussions with both Parent and Company X regarding a potential acquisition of Allos.

On March 15, 2012, Mr. Berns spoke with Dr. Shrotriya and informed him that, while Allos was prepared to engage in negotiations with Parent concerning a potential acquisition, Parent would need to increase its proposed purchase price before the Parent proposal would be attractive to the Company Board.

On March 16, 2012, at a special telephonic meeting of the Parent Board, the Parent Board authorized and directed Parent’s management to deliver a revised non-binding letter of intent to Allos on substantially the same terms as were set forth in the March 13, 2012 proposal letter, except with an increased purchase price of $1.87 per share of Allos’ common stock.

On March 16, 2012, Mr. Berns received a revised written acquisition proposal from Parent to acquire Allos for cash consideration of $1.87 per share for all the outstanding shares of Allos’ common stock, subject to completion of confirmatory due diligence by Parent, negotiation of a mutually acceptable merger agreement and tender and support agreements, and agreement by Allos by the evening of March 18, 2012 to negotiate exclusively with Parent. Parent again noted that its proposal would not require approval by Parent’s stockholders and was not conditioned on Parent’s ability to obtain outside financing. In addition, in the evening of March 16, 2012, Parent provided an initial draft of a proposed Merger Agreement to Allos.

Mr. Berns and Dr. Shrotriya spoke on a number of occasions between March 16 and 23, 2012 and discussed the status of negotiations and due diligence with respect to a potential acquisition of Allos by Parent as well as the process and timing for the announcement of the potential acquisition.

Over the next several days, Allos, Parent and their respective advisors negotiated the terms of an exclusivity letter agreement, which provided that, during an exclusivity period scheduled to expire at 11:59 p.m. Pacific time on March 29, 2012, Allos would not be able to have any discussions or negotiations with third parties other than Parent or Company X regarding an acquisition of Allos, that Allos would not be able to enter into a definitive acquisition agreement with anyone other than Parent prior to the end of the exclusivity period, that Allos would be obligated to negotiate in good faith with Parent to extend the exclusivity period if progress were being made toward agreement on an acquisition transaction and Parent reaffirmed its proposal to acquire Allos and that the exclusivity letter agreement would terminate upon the expiration of the exclusivity period or if Parent were to reduce the consideration offered in the proposed acquisition. Neither the identity of Company X nor the terms of Company X’s acquisition proposals were provided to Parent.

The Allos transaction committee met on March 19, 2012 to receive an update on the status of negotiations with Parent and Company X and to review the terms of the proposed exclusivity letter with Parent. Representatives from Latham summarized the terms of the exclusivity letter agreement for the Allos transaction committee and provided the Allos transaction committee with a summary of its fiduciary duties to Allos and Allos’ stockholders in connection with its consideration of an exclusivity arrangement with Parent, and the Allos transaction committee discussed the terms of the proposed exclusivity letter agreement with Parent, the potential timing for execution of definitive documentation with either Parent or Company X and the fact that Parent had presented Allos with an acquisition proposal on more attractive economic and other terms than Company X and appeared motivated to attempt to quickly arrive at an agreed-upon transaction, whereas Company X’s proposal continued to present significant issues, including issues related to conditionality, that would need to be addressed. In addition, the representatives of management and J.P. Morgan present at the meeting noted for the Allos transaction committee that Allos was not currently engaged in discussions with any other parties concerning a potential acquisition transaction, and mentioned that they were not aware of any other parties that intended to make a proposal to acquire Allos. Following the discussion, the Allos transaction committee approved entry into the exclusivity letter agreement with Parent, and Allos and Parent executed the exclusivity letter agreement on March 19, 2012.

In addition, in the evening of March 19, 2012, representatives of Latham provided a revised draft of the Merger Agreement to representatives of Kirkland & Ellis LLP, outside counsel to Parent, which is referred to herein as Kirkland, and, on March 20, 2012, representatives of Kirkland provided a further revised draft of the Merger Agreement to representatives of Latham, together with a draft Tender Agreement (as defined in Section 11—”The Merger Agreement; Other Agreements”) that Parent requested to have signed by Warburg Pincus and each of the directors and officers of Allos. Between March 20, 2012 and March 26, 2012, representatives of Kirkland and Latham, with the assistance of senior management of Parent and Allos, negotiated the terms of the draft Merger Agreement, and representatives from Kirkland, Latham, Willkie Farr & Gallagher LLP, counsel to Warburg Pincus, which is referred to herein as Willkie, and Warburg Pincus negotiated the terms of the Tender Agreements. During mid to late March 2012, representatives of RBC, on behalf of Parent, and J.P. Morgan, on behalf of Allos, also discussed various financial aspects of the proposed transaction, including the amount of the termination fee to be paid by Allos to Parent in the event that the Merger

Agreement were to be terminated under certain conditions and Parent’s concerns regarding transaction certainty in the event of the receipt of an EMA Approval.

On March 25, 2012, representatives of J.P. Morgan informed Allos of an inbound telephone call from Company Y that J.P. Morgan had received in Europe expressing a potential interest in making an offer to acquire Allos for a maximum of a 10% to 15% premium over Allos’ stock price. However, Company Y did not indicate the current or historical Allos stock price against which it would measure any premium. Assuming the maximum 10-15% premium offered by Company Y was applied to the closing price of Allos’ common stock on March 23, 2012 (the last trading day prior to March 25, 2012) of $1.47 per share, J.P. Morgan indicated that the implied price per share reflected by the Company Y offer would have been $1.62 to $1.69 per share. On March 25, 2012, in accordance with the terms of the exclusivity letter agreement between Parent and Allos, Mr. Berns spoke with Dr. Shrotriya and representatives of J.P. Morgan spoke with representatives of RBC and informed them of the inbound call from Company Y. In addition, in accordance with the terms of the exclusivity letter agreement between Parent and Allos, J.P. Morgan informed Company Y that Allos and J.P. Morgan were not able to discuss a potential transaction with Company Y at that time.

On March 26, 2012, representatives of J.P. Morgan and RBC discussed potential structuring alternatives that might allow Parent to increase the likelihood of completing the transaction with Allos in the event of an EMA Approval. In addition, Mr. Berns and Dr. Shrotriya spoke on March 26, 2012 and discussed the status of negotiations and due diligence with respect to a potential acquisition of Allos by Parent as well as the process and timing for the announcement of a potential acquisition.

Later that day, the Allos transaction committee met and discussed the terms and status of the proposals to acquire Allos made by Parent and Company X, the potential timing of the announcement of an acquisition transaction, the preliminary non-binding oral inquiry received from Company Y, and J.P. Morgan’s conversation with RBC earlier that day. During its discussion, the Allos transaction committee noted that significant issues remained outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal, Company X had indicated on a number of occasions that it was not prepared to further improve its proposed purchase price and that both the proposed purchase price and the other terms of the Parent proposal were more favorable to Allos than the Company X proposal. The Allos transaction committee also discussed the likelihood that Company X would terminate its offer if asked to further improve its terms or if informed of the Parent proposal, and the fact that Parent had previously withdrawn from negotiations with Allos regarding a potential acquisition transaction in October 2011. Following that discussion, the Allos transaction committee directed Allos’ management not to inform Company X at that time that it was in discussions with another party or to request that Company X improve its proposed purchase price at that time.

On March 26 and March 27, 2012, the Parent Board held a regularly scheduled meeting. During the portion of the meeting held on March 27, the Parent Board discussed with management and representatives of RBC concerns regarding transaction certainty in the event of an EMA Approval. At this meeting, the Parent Board authorized Dr. Shrotriya to explore with Allos solutions to these concerns.

Later in the day on March 27, 2012, Mr. Berns and other members of Allos’ senior management met in New York City with Dr. Shrotriya and other members of Parent’s senior management to discuss the status of negotiations and due diligence with respect to a potential acquisition of Allos. During that meeting, Mr. Berns and Dr. Shrotriya discussed potential structuring alternatives that might address the Parent Board’s concerns and allow Parent to increase the likelihood of completing the transaction with Allos in the event of an EMA Approval.

On March 28, 2012, Mr. Berns spoke with representatives of senior management at Company X and discussed the status of negotiations and due diligence with respect to a potential acquisition of Allos by Company X as well as the process and timing for the announcement of a potential acquisition.

The Allos transaction committee met again on March 28, 2012 and received an update from Allos’ senior management regarding the status of negotiations with each of Parent and Company X, including Parent’s continuing position that it would need additional comfort regarding transaction certainty in the event of an EMA Approval and the continuing conditionality and related risks to consummation of a transaction with Company X.

Mr. Berns and Dr. Shrotriya spoke on the morning of March 29, 2012 and, during that conversation, Dr. Shrotriya informed Mr. Berns that in order to address Parent’s ongoing concerns regarding transaction certainty in the event of an EMA Approval, Parent was revising its acquisition proposal to provide for consideration of $1.80 in cash per share payable at closing, together with a contingent value right for $0.10 in cash per share which would become payable in the event that Allos received an EMA Approval and related milestones were achieved. Dr. Shrotriya also informed Mr. Berns that an extension of Parent’s exclusivity arrangement with Allos, which was scheduled to expire that evening, would be a condition to Parent’s continued engagement with Allos with respect to its revised proposal and that Parent was prepared to provide an updated offer letter to Allos. Mr. Berns indicated to Dr. Shrotriya that he would review any revised proposal with the Allos transaction committee and requested that Dr. Shrotriya improve the financial terms of his offer. Later that evening, Kirkland delivered to Latham a letter that would extend Parent’s exclusivity period to 11:59 p.m. Pacific time on April 6, 2012. The proposed letter extending the Parent exclusivity period also included a further revised acquisition proposal from Parent of $1.80 in cash per share payable at closing and a contingent value right for $0.13 in cash per share that would become payable in the event that certain unspecified milestones under the Mundipharma agreement were achieved.

On March 29, 2012, the Allos transaction committee met and discussed the revised Parent proposal and the requirement by Parent that Allos extend the exclusivity period under the Parent exclusivity letter agreement in order for Parent to continue to engage in discussions of its acquisition proposal with Allos. The Allos transaction committee also received an update with respect to ongoing negotiations with Company X and discussed the current terms of the Company X proposal, including certain working capital related adjustments to the contingent value rights which had been proposed by Company X, the timeline for arriving at a definitive Company X merger agreement and the conditionality to the closing of a transaction with Company X. The Allos transaction committee again reviewed the preliminary non-binding oral inquiry received from Company Y regarding Company Y’s potential interest in acquiring Allos for a maximum of a 10% to 15% premium over Allos’ stock price and discussed the fact that Parent had decreased the cash component of its offer from $1.87 in cash per share to $1.80 in cash per share and added the proposed contingent value right, the fact that Allos had already provided Parent with an exclusivity period, the fact that no parties other than Parent, Company X and Company Y had shown an interest in making a proposal to acquire Allos at that time, the fact that an extended exclusivity period with Parent would permit Allos to continue negotiations with Company X, though it would not permit Allos to enter into a definitive Company X merger agreement until the exclusivity period had expired and would not permit negotiations with Company Y, the fact that Company Y had not provided a formal acquisition proposal, had not engaged in any substantive discussions with Allos concerning an acquisition transaction or definitive transaction documents and had not conducted any detailed due diligence with respect to Allos, the fact that both the Company X proposal and the maximum of a 10%-15% premium over Allos’ current stock price offer by Company Y would represent per share consideration below the revised per share consideration being proposed by Parent and the fact that Parent had indicated it would terminate negotiations with Allos if exclusivity were not extended. Following its discussion, the Allos transaction committee determined to authorize the extension of Allos’ exclusivity arrangement with Parent through April 4, 2012, on substantially the same terms as the initial exclusivity arrangement with Parent, provided that Allos’ management request that there be no obligation to negotiate a further extension of the exclusivity arrangement in good faith with Parent and Allos’ management attempt to carve Company Y out of the exclusivity provisions contained in the exclusivity letter.

During the evening of March 29, 2012, representatives from Latham and Kirkland exchanged drafts of a new exclusivity letter agreement and on the morning of March 30, 2012, Allos and Parent entered into the exclusivity letter agreement which extended the Parent exclusivity period until 5:00 p.m. Eastern time on April 4, 2012. Company Y was not, however, carved out of the exclusivity provisions contained in the new exclusivity letter. In addition, on March 30, 2012, representatives from Kirkland provided representatives from Latham with a revised draft of the Merger Agreement and a draft CVR Agreement (as defined in Section 11—”The Merger Agreement; Other Agreements”), which provided that the proposed contingent value right for $0.13 in cash per share would become payable in the event that Allos received an EMA Approval by December 31, 2012, FOLOTYN achieved its first reimbursable commercial sale in at least three of the specified major markets in the European Union by December 31, 2013, and Allos in each case had also received related milestone payments from Mundipharma under the Mundipharma agreement. Between March 30, 2012 and April 4, 2012, representatives from Kirkland and Latham worked with senior management of Parent and Allos to finalize the draft Merger Agreement and the CVR agreement, and with representatives of Willkie and Warburg Pincus to finalize the draft Tender Agreements. In addition, on March 30, 2012 and again on April 1 and 2, 2012, Mr. Berns and Dr. Shrotriya discussed the status of negotiations and due diligence as well as the process and timing for the announcement of a potential acquisition.

The Company Board met on April 2, 2012 for an update regarding discussions with Parent and Company X. During the meeting, representatives of Latham advised the Company Board with respect to its fiduciary duties to Allos and Allos’ stockholders in connection with the contemplation of a potential sale of Allos to either Parent or Company X. Allos’ senior management reviewed the status of discussions with each of Parent and Company X for the Company Board and summarized the process for finalizing negotiations and announcing a transaction with each of Parent and Company X. The Company Board requested that Mr. Berns contact Dr. Shrotriya the following morning, remind Dr. Shrotriya that Parent remained in a competitive situation and request a final improved proposal from Parent for its acquisition of Allos. The Company Board discussed the timing of announcement of an acquisition transaction with Parent, the status of negotiations, due diligence and definitive documentation with Company X, and the expected timing of a possible formal indication in Europe with respect to the receipt of an EMA Approval in mid to late April 2012. During its discussion, the Company Board noted that significant issues remained outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal, Company X had stated on a number of occasions to both Allos’ senior management and J.P. Morgan that it was not prepared to further improve its proposed purchase price, and that both the purchase price and the other terms of the Parent proposal were more favorable to Allos and its stockholders than the Company X proposal. The Company Board also discussed the likelihood that Company X would terminate its offer if asked to further improve its terms or if informed of the Parent proposal, and again considered the fact that Parent had previously withdrawn from negotiations with Allos regarding a potential acquisition transaction in October 2011. Following that discussion, the Company Board determined not to inform Company X that it was in discussions with another party or to request that Company X improve its proposed purchase price prior to the execution of the draft Merger Agreement in the event Allos and Parent were able to agree on the final terms of a transaction within the next several days. The representatives of Latham then summarized for the Company Board the terms of the draft Merger Agreement, draft CVR agreement, draft Tender Agreements and related documentation, including the terms upon which Allos could investigate a potentially superior proposal and the terms upon which it could terminate the merger agreement with Parent, and the representatives of Latham reviewed with the Company Board draft resolutions that the Company Board would be able to adopt in the event that it determined to approve a transaction with Parent. The Company Board discussed the proposed terms of the transaction with Parent and the potential timing of announcement of a transaction.

On April 3, 2012, Mr. Berns spoke with Dr. Shrotriya and requested that Parent improve the financial terms of its proposal to acquire Allos. During that conversation, Dr. Shrotriya agreed to discuss with the Parent Board a proposal of $1.82 in cash per share upon closing of an acquisition transaction with Allos, representing an aggregate of approximately $206 million in cash on a fully-diluted basis payable upon consummation of the transactions, and a contingent value right for $0.11 in cash per share which would become payable in the event that Allos received an EMA Approval by December 31, 2012 and FOLOTYN achieved its first reimbursable commercial sale in at least three of the specified major markets in the European Union by December 31, 2013 (but would not also be contingent on the receipt of milestone payments under the Mundipharma agreement). Dr. Shrotriya confirmed to Mr. Berns that this revised proposal would be the best and final price at which Parent was prepared to acquire Allos. Dr. Shrotriya and Mr. Berns agreed that each of Parent and Allos would hold board meetings later that day with the objective of considering a definitive Merger Agreement and, if approved, announcing an acquisition transaction the following morning.

The Allos transaction committee met later in the day on April 3, 2012 and received an update regarding the revised Parent proposal and the parties’ current intention to consider a definitive Merger Agreement at meetings of the Parent Board and the Company Board scheduled for later that day. During the meeting, the advisors to the Allos transaction committee noted that the definitive transaction documentation was nearly final and that the only significant open items were the negotiation and finalization of one of the two debt commitment letters that had been received by Parent and the completion of communications materials in connection with the announcement of a transaction being prepared by the parties.

At a telephonic special meeting of the Parent Board held on April 3, 2012, with management and representatives of RBC and Kirkland in attendance, the Parent Board considered and discussed the finally negotiated Merger Agreement and the related documents and agreements contemplated thereby. The Parent Board then unanimously approved the draft Merger Agreement and related agreements.

Dr. Shrotriya and Mr. Berns spoke late in the afternoon of April 3, 2012 following the Parent Board meeting and Dr. Shrotriya informed Mr. Berns that the Parent Board had approved the acquisition of Allos on the terms discussed earlier that day between Dr. Shrotriya and Mr. Berns and that the parties would be able to complete definitive documentation and announce the acquisition the following morning, assuming approval by the Company Board.

The Company Board met on the evening of April 3, 2012 to consider approval of the draft Merger Agreement and related matters. The Company Board received an update from Allos’ senior management regarding the status of the potential acquisition transaction with Parent, including the improvement of the Parent proposal earlier that day, and Allos’ senior management reviewed management’s most current base case and sensitivity case financial forecast for Allos on a standalone basis. The Company Board also reviewed with representatives of Latham changes that had been made to the principal terms of the draft Merger Agreement and draft CVR Agreement since the last meeting of the Company Board. At the April 3, 2012 meeting, J.P. Morgan presented its financial analysis of the consideration to be paid in the transaction with Parent of $1.82 in cash per share plus a contingent value right entitling the holder to a potential payment of $0.11 in cash per share, and rendered its oral opinion to the Company Board that, as of April 3, 2012, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of Allos’ common stock in the proposed transaction with Parent was fair, from a financial point of view, to the holders of Allos common stock. Following the presentation from J.P. Morgan, and after consultation with its financial advisor and counsel, the Company Board approved the Merger Agreement and related agreements, subject to receipt of a fully executed debt financing commitment letter from Parent later that night.

Shortly following the April 3, 2012 Company Board meeting, Mr. Berns spoke with Dr. Shrotriya and told Dr. Shrotriya that the Company Board had approved the sale transaction with Parent and that Allos was prepared to execute the Merger Agreement pending receipt of a fully executed debt financing commitment letter from Parent and finalization of communications materials that evening. During the discussion, Dr. Shrotriya informed Mr. Berns that Parent would not be prepared to execute or deliver a debt financing commitment letter prior to April 4, 2012, and that therefore Parent could not enter into the definitive Merger Agreement at that time.

The Company Board met on the evening of April 3, 2012 following Mr. Berns discussion with Dr. Shrotriya, reaffirmed that Allos was not prepared to enter into a definitive Merger Agreement prior to receipt of a fully executed debt financing commitment letter from Parent and agreed to meet again to consider any further developments with Parent the following afternoon.

On April 4, 2012, Mr. Berns and Dr. Shrotriya discussed the timing of receipt of a fully executed debt financing commitment letter by Parent, the status of definitive documentation with respect to an acquisition of Allos by Parent and the process and timing for the announcement of a potential acquisition.

During the afternoon of April 4, 2012, Parent delivered a fully executed debt financing commitment letter to Allos and that night Allos and Parent completed the preparation of communications materials with respect to the announcement of the acquisition of Allos by Parent.

The Company Board met on the afternoon of April 4, 2012 to again consider approval of the draft Merger Agreement and related matters. The Company Board received an update from Allos’ senior management and representatives of Latham regarding the status of Parent’s debt financing commitment letter and the communications materials, and the Company Board reviewed with representatives of Latham changes to the terms of the draft Merger Agreement since the last meeting of the Company Board the prior day. Allos’ senior management also provided an update concerning the status of negotiations with Company X, noted that the Company X proposal remained on the same financial terms previously described to the Company Board, that significant conditionality remained with respect to the Company X proposal and that it was unlikely that Allos and Company X would be able to agree on a definitive Company X merger agreement and related documentation that week. In addition, at the meeting, J.P. Morgan confirmed the oral opinion it had rendered to the Company Board on April 3, 2012, which opinion J.P. Morgan subsequently confirmed in writing by delivering its written opinion, dated April 4, 2012, to the Company Board. Following the confirmation from J.P. Morgan, and after consultation with its financial advisor and counsel, the Company Board (i) determined that the merger agreement, the offer and the merger were advisable and fair to, and in the best interests of, Allos and its stockholders, (ii) approved the Merger Agreement and related agreements and (iii) recommended that Allos’ stockholders accept the offer and tender their shares of Allos’ common stock to Purchaser pursuant to the offer.

Following the April 4, 2012 meeting of the Company Board, Mr. Berns telephoned Dr. Shrotriya and informed him that the Company Board had approved the Merger Agreement. On the evening on April 4, 2012, Parent and Allos executed the definitive Merger Agreement and, on the morning of April 5, 2012, issued a joint press release announcing the transaction.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Merger Agreement. For a complete understanding of the Merger Agreement, you are encouraged to read the Merger Agreement in its entirety.

The Offer. The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, commence the Offer as promptly as practicable (but in no event more than twelve days) after the date of the Merger Agreement. The Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” the Merger Agreement provides that the Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the Expiration Date.

We expressly reserve the right in the Merger Agreement to waive, in whole or in part, the conditions to the Offer or to modify the terms of the Offer, but we cannot, without Allos’ consent (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) amend, change or impose conditions to the Offer other than the Offer Conditions, (iv) amend, or waive satisfaction of, the Minimum Condition, (v) extend or terminate the Offer or (vi) amend or change any term or condition of the Offer in a manner adverse to the Allos stockholders.

The Merger Agreement contains provisions to govern the circumstances in which the Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•

We shall extend the Offer for any period required by any governmental or quasi-governmental authority or self-regulatory organization or any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq; provided that we will not be required to extend the Offer beyond July 5, 2012 (or September 5, 2012, in the event any waiting period applicable to the completion of the Offer or the Merger under the HSR Act shall not have expired or been terminated prior to July 5, 2012).

•

If the Minimum Condition or any of the conditions to the Offer is not satisfied or waived (to the extent waivable) by Parent or the Purchaser, and all other conditions to the Offer have been satisfied, then we must (to the extent requested in writing by Allos) extend the Offer on one or more occasions for successive periods of ten business days (or such longer period as the parties to the Merger Agreement may agree); provided that we will not be required to extend the Offer beyond July 5, 2012 (or September 5, 2012, in the event any waiting period applicable to the completion of the Offer or the Merger under the HSR Act shall not have expired or been terminated prior to July 5, 2012).

•	We may extend the Offer for successive periods as the parties to the Merger Agreement may agree.

The Merger Agreement also provides that, if on the Expiration Date, all conditions to the Offer have been satisfied or waived (to the extent permitted by the Merger Agreement) and upon acceptance of the Shares tendered Parent, the Purchaser and their respective affiliates would not own at least 90% of the outstanding shares of each class of capital stock entitled to vote on adoption of the Merger Agreement, then the Purchaser may, and if requested by Allos, shall, provide a “subsequent offering period” of successive periods of up to five business days each (or, if Allos provides prior written consent, up to twenty business days), in accordance with Rule 14d-11 of the Exchange Act. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Top-Up. Pursuant to the Merger Agreement, Allos granted to the Purchaser a non-assignable right to purchase and the Purchaser accepted a non-assignable obligation to purchase (the “Top-Up”) the number of Shares in the Top-Up that, when added to the number of Shares owned by the Purchaser immediately prior to the exercise of the Top-Up, constitute one Share more than 90% of the issued and outstanding Shares outstanding immediately after the exercise of the Top-Up on a fully diluted basis. The price per Share to be paid by the Purchaser pursuant to the Top-Up would be the greater of (i) the last reported sale price of a Share on Nasdaq on the last trading day prior to the date on which the Top-Up is exercised or (ii) the Cash Portion. We may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. The exercise price for the Top-Up shall be paid by the Purchaser either in cash or by delivery of a non-negotiable and non-transferable promissory note, bearing interest at 6% per annum, with principal and interest due one year after the purchase of such Shares, and prepayable in whole or in part without premium or penalty.

Allos Board of Directors. Under the Merger Agreement, after the Purchaser accepts for payment Shares validly tendered in the Offer, the Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Allos (including Shares accepted for payment pursuant to the Offer) that is equal to the total number of directors on the Company Board (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the Shares beneficially owned by the Purchaser bears to the total number of Shares then outstanding. In this situation, at the Purchaser’s request, Allos shall promptly take all action requested by the Purchaser to effect any such election or appointment, including by increasing the size of the Company Board or securing the resignations of incumbent directors, or both as necessary. After the Purchaser accepts for payment any Shares validly tendered in the Offer, Allos also agreed to cause Parent’s designees to serve, in the same percentage (rounded up where appropriate) as they hold on the Company Board and on each committee of the Company Board (other than any committee of the Company Board established to take action with respect to the subject matter of the Merger Agreement), to the extent permitted by applicable law and the rules of Nasdaq.

After the Purchaser’s designees constitute a majority of the Company Board, but prior to the Effective Time, the Company Board shall continue to include at least three independent directors as defined by the rules of Nasdaq. The approval of a majority of the independent directors is required for Allos to:

•	terminate the Merger Agreement;

•	amend or modify the Merger Agreement or the certificate of incorporation or by-laws of Allos or any subsidiary;

•	extend the time for the performance of any of the obligations or other acts of Parent or the Purchaser under the Merger Agreement;

•	recommend to the stockholders or modify or withdraw any such recommendation in connection with the Merger Agreement or the transactions contemplated thereby;

•	exercise or waive any of Allos’ conditions, rights or remedies under the Merger Agreement;

•	amend, rescind, repeal or waive the certificate of incorporation or by-laws of Allos;

•

authorize or execute any agreement, or any amendment of modification of any agreement, between Allos and any of its subsidiaries, on the one hand, and Parent, the Purchaser or any of their affiliates, on the other hand; or

•	other action of Allos or its board of directors under or in connection with the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

The Merger. The Merger Agreement provides that, upon and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	the Purchaser will be merged with and into Allos, and the separate existence of the Purchaser will cease; and

•	Allos will continue as the surviving corporation of the Merger.

At the Effective Time, the certificate of incorporation and by-laws of Allos shall be amended and restated.

The obligations of the parties to complete the Merger are subject to the satisfaction of the following conditions:

•

if required by applicable law, the Merger Agreement shall have been duly adopted by the affirmative vote of the holders of a majority of the voting power of the shares of common stock outstanding on the record date for the Allos stockholders’ meeting;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Merger shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect, and there shall not be any law enacted or deemed applicable to the Merger that makes completion of the Merger illegal; and

•

the Purchaser shall have accepted for payment, or caused to be accepted for payment, and paid for all Shares validly tendered and not withdrawn in the Offer (provided that the purchase of Shares pursuant to the Offer shall not be a condition to the obligations of Parent or the Purchaser if the Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the Merger Agreement or the Offer).

Conversion of Capital Stock. At the Effective Time:

•

each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the next succeeding bullet point and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) shall be converted into the right to receive the Offer Price upon surrender of such Share in accordance with the Merger Agreement, in cash and without interest and less any applicable withholding of taxes as required by applicable law;

•

Shares held as treasury stock by Allos or any of its subsidiaries or owned by Parent or the Purchaser immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor; and

•

each share of the Purchaser’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

After the Effective Time, the Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with the paying agent funds in amounts and at the times necessary for the payment of the Merger Consideration to be paid to holders of Shares in the Merger.

Treatment of Options and Restricted Stock Units. At the completion of the Offer, each Allos stock option that is outstanding and unexercised immediately prior to the completion of the Offer, whether or not vested, with an exercise price less than the Cash Portion, will be converted into the right to receive (i) from Allos, a cash payment in an amount equal to the product of (x) the number of shares of Allos common stock provided for in such option and (y) the excess, if any, of (A) the Cash Portion over (B) the exercise price per share provided for in such option, and (ii) from Parent, a CVR for each share of Allos common stock provided for in such option. Each Allos stock option with an exercise price per share equal to or in excess of the Cash Portion shall be canceled upon the completion of the Offer without further consideration therefor.

At the completion of the Offer, each outstanding award of Allos restricted stock units representing the right to vest in and be issued Allos common stock will be converted into the right to receive (i) from Allos, a cash payment in an amount equal to the product of (x) the number of Shares subject to such restricted stock unit and (y) the Cash Portion, and (ii) from Parent, a CVR for each share of Allos common stock issuable pursuant to such restricted stock unit.

Merger Without a Meeting of Stockholders; Stockholders’ Meeting. If, following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up, Parent and its subsidiaries shall own at least 90% of the Shares, the parties to the Merger Agreement shall take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the completion of the Offer without a stockholders meeting in accordance with the DGCL (and in any event within one business day after the Acceptance Time and, if applicable, the expiration of any subsequent offering period and, if applicable, the exercise of the Top-Up).

If a meeting of the Allos stockholders is required to adopt the Merger Agreement, Allos has agreed, as promptly as practicable (and in any event within 10 business days) after the Purchaser accepts for payment Shares tendered in the Offer, to prepare and file with the SEC a proxy statement relating to the meeting of its stockholders to be held to consider the adoption of the Merger Agreement. If the adoption of the Merger Agreement by the Allos stockholders is required by applicable law, Allos shall, as promptly as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer, establish a record date (which will be as promptly as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer) for, duly call, give notice of, convene and hold a stockholders meeting for the purpose of obtaining the approval of the holders of Shares to adopt the Merger Agreement. The Company Board shall recommend to stockholders of Allos that they adopt the Merger Agreement, and shall include such recommendation in the proxy statement.

At the stockholders meeting, if any, Parent agrees to cause all Shares acquired pursuant to the Offer and all other Shares owned by Parent or any subsidiary of Parent to be voted in favor of the Merger.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Allos to Parent and the Purchaser and representations and warranties made by Parent and the Purchaser to Allos. The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among Allos, Parent and the Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice to you. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, Allos has made customary representations and warranties to Parent and the Purchaser with respect to, among other things:

•	its subsidiaries;

•	corporate matters related to Allos and its subsidiaries, such as organization, standing, qualification, power and authority to operate its business;

•	its governing documents;

•	its capitalization;

•	corporate power and the validity of the Merger Agreement, including approval by the Company Board;

•	the stockholder approvals required to adopt the Merger Agreement;

•	no violations of laws, judgments, governance documents or material contracts because of the Offer and the Merger;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes Oxley Act;

•	the information included in certain documents filed with the SEC or sent to the Allos stockholders in connection with the Offer and the Merger;

•	conduct of its business since December 31, 2011 and the absence of a Company Material Adverse Effect (as defined below);

•	the absence of litigation;

•	material contracts;

•	the absence of undisclosed liabilities;

•	compliance with laws and permits and other regulatory matters;

•	environmental matters;

•	employee benefit plans, labor matters and certain related matters;

•	taxes;

•	liens and title to assets;

•	intellectual property;

•	loans made by Allos;

•	customers;

•	equipment, real property and leases;

•	affiliate transactions;

•	insurance;

•	Rule 14d-10 matters;

•	the inapplicability of state takeover statues;

•	its existing rights agreement;

•	the termination of its prior merger agreement with AMAG Pharmaceuticals, Inc.;

•	brokers’ fees and expenses; and

•	receipt of the opinion of its financial advisor.

Some of the representations and warranties in the Merger Agreement made by Allos are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, change, claim, event or circumstance with respect to Allos that, individually or in the aggregate, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the assets, liabilities (whether matured or unmatured, absolute or contingent, or otherwise), business, financial condition or results of operations of Allos and its subsidiaries taken as a whole. The definition of “Company Material Adverse Effect” excludes:

•

conditions generally affecting the biotechnology or pharmaceutical industry or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on Allos and its subsidiaries taken as a whole;

•

general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on Allos and its subsidiaries, taken as a whole;

•	changes in the trading price or trading volume of Allos common stock;

•	changes in GAAP (or any interpretations of GAAP) or laws applicable to Allos or any of its subsidiaries;

•

the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;

•

any stockholder litigation arising from or relating to (A) the Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, by and among AMAG Pharmaceuticals, Inc., Alamo Acquisition Sub, Inc. and Allos (as amended on August 8, 2011) or the transactions contemplated thereby, or (B) the Merger Agreement or the transactions contemplated thereby, in each case relating to a breach of the fiduciary duties of the Allos board to the Allos stockholders under applicable law;

•

effects resulting directly from the announcement or pendency of (A) any proposal made prior to the date of the Merger Agreement by Parent to acquire Allos, or (B) the Merger Agreement or the transactions contemplated thereby, in each case including loss of employees, suppliers or customers (including customer orders or contracts);

•

effects resulting from Allos’ evaluation of its accounting for revenue recognition in connection with Allos’ collaboration with Mundipharma International Corporation Limited in response to SEC staff comments, including any changes to Allos’ accounting or any amendments or restatements of Allos’ financial statements (or any related notes) filed with the SEC on or prior to the date of the Merger Agreement that resulted from such evaluation; or

•	effects resulting from the European Medicines Agency’s re-examination of the negative opinion issued with respect to the conditional approval of FOLOTYN®.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Allos with respect to, among other things:

•	corporate matters related to Parent and the Purchaser, such as organization, standing, power and authority;

•	no violations of laws, judgments, governance documents or material contracts because of the Offer and the Merger;

•	required consents and approvals with respect to the Offer and the Merger;

•	the absence of litigation;

•	the vote required by the Purchaser’s stockholders to adopt the Merger Agreement;

•	the information included in certain documents filed with the SEC or sent to the Allos stockholders in connection with the Offer and the Merger;

•	the business activities of the Purchaser;

•	the sufficiency of funds to complete the Offer and the Merger;

•	brokers’ fees and expenses; and

•	Parent’s and the Purchaser’s and their subsidiaries’ holdings of Shares.

Some of the representations and warranties in the Merger Agreement made by Parent and the Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.”

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Conduct of Business Pending the Merger. Except as disclosed in writing by Allos to Parent and the Purchaser prior to execution of the Merger Agreement, or permitted by the terms of the Merger Agreement, or unless Parent has given prior written consent (which consent shall not be unreasonably withheld or delayed), from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, Allos will and will cause its subsidiaries to:

•	carry on its business and operations in the ordinary course consistent with past practice;

•	use commercially reasonable best efforts to keep available the services of its present officers and directors; and

•	use commercially reasonable best efforts to preserve goodwill and relationships with all material licensors, material customers, material suppliers and governmental bodies.

In addition, except with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), as may be required by applicable law, as specifically contemplated by the terms of the Agreement or as disclosed in writing by Allos to Parent and the Purchaser prior to execution of the Merger Agreement, from the date of the Merger Agreement until the Effective Time, Allos will not, and will not permit its subsidiaries to, among other things:

•	declare or make any dividends or distributions with respect to its equity securities, other than between or among Allos and its subsidiaries to the extent consistent with past practices;

•	repurchase, redeem or otherwise reacquire any shares of capital stock or other securities other than if obligated to do so in connection with employee stock repurchases or exercise of options;

•	sell or issue equity interests other than valid exercises or vesting of options or RSUs or pursuant to Allos’ employee stock purchase plan;

•	amend documents related to equity incentive plans or awards, or accelerate or waive rights thereunder;

•

amend, waive or terminate the Rights Agreement dated May 6, 2003 between Allos and Computershare (formerly known as Mellon Investor Services LLC), as Rights Agent, as amended, or any standstill agreements;

•	amend governing documents;

•	acquire or form another entity, or enter into a merger, business combination, or similar transaction;

•	make capital expenditures in excess of $150,000 in the aggregate;

•	enter into, amend, waive or terminate any material contract;

•	acquire, lease or license any material assets from, or sell, lease or license any material assets to, any third party (except for sales of inventory in the ordinary course);

•	pledge or encumber any material assets;

•	lend money to any party (other than ordinary course travel and business expense advances);

•

establish or amend any employee plan or employee agreement, pay any bonus, profit-sharing or similar payment to, pay any severance, retention or change-of-control or similar benefits, or increase the amount of compensation (in any form), to officers or employees (except for ordinary course compensation arrangements with any new employee, or as required under current employee plans or employee agreements);

•	hire any employee;

•	change accounting methods or practices;

•	make any material tax election, materially amend any tax return, or settle any material tax liability or refund;

•

commence any legal proceeding outside of the ordinary course, subject to certain discretion if failure to commence such proceeding would result in a material impairment of a valuable aspect of Allos’ business;

•	settle any legal proceeding (other than solely for monetary damages to the extent reserved on Allos’ financial statements, or for monetary damages no greater than $200,000 in the aggregate);

•	make any or agree to make any “parachute payment” under Section 280G of the Internal Revenue Code or payment that would not be deductible under Section 162(m) of the Internal Revenue Code; or

•	agree or commit to take any of the foregoing actions.

Indemnification of Director and Officers. The Merger Agreement provides that:

•

For a period of six years from the Effective Time, the Surviving Corporation and any applicable subsidiaries will observe to the fullest extent permitted by applicable law all rights to indemnification, advancement of expenses and exculpation from liabilities of Allos or its subsidiaries existing in favor of the current and former directors and officers of Allos (the “Allos Indemnified Persons”) for their acts and omissions as directors, officers, employees or agents of Allos and its subsidiaries occurring prior to the Effective Time, as provided in the Allos certificate of incorporation and by-laws (as in effect as of the date of the Merger Agreement) and as provided in any indemnification agreements between Allos and the Allos Indemnified Persons (as in effect as of the date of the Merger Agreement);

•

Parent will cause the certificate of incorporation and by-laws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former directors and officers of Allos and its subsidiaries than are set forth in the certificate of incorporation and by-laws of Allos as of the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any person benefited by such provisions without such person’s prior written consent; and

•

At or prior to the Acceptance Time, Allos will purchase a directors’ and officers’ liability insurance “tail policy” with a claims period of six years from the Acceptance Time, and on terms and conditions no less favorable to the Allos Indemnified Parties than those in effect under Allos’ existing directors’ and officers’ and fiduciary liability insurance policy, or the “Allos Existing D&O Policy,” in effect on the date of the Merger Agreement, for the benefit of the Allos Indemnified Persons with respect to their acts and omissions as directors, officers, employees and agents of Allos or its subsidiaries occurring prior to the Effective Time. If such “tail policy” is not obtained then from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Allos Indemnified Persons with respect to their acts and omissions as directors, officers, employees or agents of Allos or any of its subsidiaries occurring at or prior to the Effective Time, the Allos Existing D&O Policy to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, however, that the Surviving Corporation may substitute a policy or policies of comparable coverage for the Allos Existing D&O Policy and that the Surviving Corporation shall not be required to pay annual premiums in excess of $1.05 million. In the event any future annual premiums for the Allos Existing D&O Policy (or any substitute policies) exceed $1.05 million annually, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Allos Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to $1.05 million.

Employee Benefits. The Merger Agreement provides that:

•

subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or legal requirements, all employees of Allos or its subsidiaries who continue to be employed with Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (the “Continuing Allos Employees”) will be eligible to participate in Parent’s health, vacation and 401(k) plans to substantially the same extent as similarly situated employees of Parent;

•

if requested in writing by Parent at least five days prior to the Effective Time, Allos shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the date on which the Merger becomes effective, any Allos employee plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code;

•

Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Continuing Allos Employees with Allos or its subsidiary, as the case may be, for purposes of eligibility, vesting and participation, in any employee benefit plan of Parent in which any Continuing Allos Employee will participate after the Effective Time, to the extent such service was credited under the applicable employee benefit plan of Allos;

•

subject to the concurrence of any third-party insurers (which Parent shall use commercially reasonable efforts to obtain), Parent shall, or shall cause the Surviving Corporation to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Allos Employees under any welfare benefit plan of Parent in which such Continuing Allos Employees may be eligible to participate after the Effective Time, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Allos Employees and that have not been satisfied or waived as of the Effective Time under any welfare benefit plan maintained for the Continuing Allos Employees immediately prior to the Effective Time; and (ii) provide each Continuing Allos Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan of Parent in which such Continuing Allos Employees may be eligible to participate after the Effective Time;

•

prior to the closing of the Merger, each of Allos and Parent shall not, and each of them shall ensure that its respective subsidiaries and representatives do not, make any commitment to any of its employees regarding continuing employment following the consummation of the Merger, including post-closing employee benefits and compensation, without the prior written approval of the other party, which approval shall not be unreasonably withheld; and

•

Allos and Parent will cooperate with each other to ensure that any employee notification and consultation requirements imposed by legal requirements with respect to the transactions contemplated by the Merger Agreement are met.

Nothing contained in the Merger Agreement creates or shall be construed to create a right in any Allos employee to employment with Parent or the Surviving Corporation. In addition, no Allos employee or Continuing Allos Employee will be deemed to be a third-party beneficiary of the Merger Agreement, except for officers and directors of Allos to the extent of their respective rights with respect to the maintenance of indemnification rights and directors’ and officers’ liability insurance coverage as described under the section above entitled “—Indemnification and Insurance for Directors and Officers.” No provision of the Merger Agreement shall be construed as requiring any of Allos, its subsidiaries or Parent to continue any specific employee benefit plan, program or document maintained for or provided to its employees or be construed to constitute an amendment to any such employee benefit plan, program or document (or an undertaking to amend any such plan, program or document).

No Solicitation of an Acquisition Proposal. Allos agreed that it shall not, and shall not permit its subsidiaries or permit its or any of such subsidiaries’ directors, officers, employees, investment bankers, agents, attorneys, accountants or other advisors or representatives, whom we refer to collectively as “representatives,” to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal (as defined below) or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•

furnish any information regarding Allos or any of its subsidiaries to any person in connection with or in response to any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•

engage in discussions or negotiations with any person relating to any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal; or

•

enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal or any inquiries, indications of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

provided, however, that prior to the Acceptance Time, Allos shall not be prohibited from furnishing information regarding Allos or its subsidiaries to, or entering into discussions and negotiations with, any person in response to an Acquisition Proposal that is reasonably expected to result in a Superior Offer (as defined below) that is submitted to Allos by such person (and not withdrawn) if: (A) such Acquisition Proposal did not result from any breach of, or any action inconsistent with, the provisions in the Merger Agreement in respect of solicitations of Acquisition Proposals, (B) the Company Board concludes in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company Board to Allos’ stockholders under applicable law; (C) at least two business days prior to furnishing any such information to, or entering into discussions or negotiations with, such person, Allos gives the Parent written notice of the identity of such person and of Allos’s intention to furnish information to, or enter into discussions with, such person, and Allos receives from such person an executed confidentiality agreement (which Allos may discuss with such person during the two day period) containing provisions (including nondisclosure provisions, use restrictions and nonsolicitation provisions) at least as favorable to Allos as the provisions of the confidentiality agreement with the Parent as in effect immediately prior to the execution of the Merger Agreement; and (D) at least two business days prior to furnishing any such information to such person, Allos furnishes such information to Parent (to the extent such information has not been previously furnished or made available by Allos to Parent).

Allos also agreed that it shall, and shall cause its subsidiaries and direct its representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal.

In addition to the other obligations of Allos set forth above, Allos agreed that it shall, as promptly as possible and in any event within 24 hours after the receipt thereof, advise Parent orally and in writing of any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal (including the identity of the bidder and the terms thereof and including a copy of any written Acquisition Proposal, inquiry, indication of interest or request). Allos agreed to keep Parent reasonably informed of the status of any Acquisition Proposal, inquiry, indication of interest or request (and the status and terms of any material modification or proposed material modification thereto).

The Merger Agreement provides that nothing contained in the Merger Agreement prohibits Allos from complying with its disclosure obligations under applicable law with regard to any Acquisition Proposal or making any disclosure to its stockholders if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), such failure to disclose is reasonably likely to result in a breach of applicable law; provided, however, that any disclosure (other than a “stop, look and listen” communication) shall be deemed to be a Change in Recommendation (as defined below) unless the Company Board publicly reaffirms the Allos Board Recommendation (as defined below) within (A) three business days after Parent requests such reaffirmation in writing (and, in any event, prior to the then-scheduled Expiration Date so long as Parent has made such request at least two business days prior to the then-scheduled Expiration Date), or (B) two business days after Parent requests such reaffirmation in writing if Allos’ disclosure relates to a positive opinion involving the European Medicines Agency’s re-examination of the negative opinion issued with respect to the conditional approval of FOLOTYN® and such disclosure does not include such a reaffirmation.

Allos Board Recommendation. Subject to the provisions described below, the Company Board agreed to recommend that the Allos stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. This is referred to as the “Allos Board Recommendation.” The Merger Agreement provides that, except as described below, neither the Company Board nor any committee thereof shall make a Change in Recommendation. Any of the following is considered a “Change in Recommendation:”

•	the direct or indirect withdrawal by the Company Board or any committee thereof of the Allos Board Recommendation or any modification thereof that is materially adverse to the Parent or the Purchaser;

•

the failure to publicly reaffirm the Allos Board Recommendation, or the failure to publicly state that the Offer, the Merger and the Merger Agreement are in the best interest of the Allos stockholders, within five business days after Parent requests in writing that such action be taken;

•

the failure to publicly announce, within 10 business days after the a tender offer or exchange offer relating to the securities of Allos is commenced, a statement disclosing that the Company Board recommends rejection of the such tender or exchange offer;

•	the failure to issue, within five business days after any Acquisition Proposal is publicly announced, a press release announcing its opposition to the Acquisition Proposal; or

•	resolving to take any of the foregoing actions.

The Company Board may, before the Purchaser accepts for payment Shares tendered in the Offer, effect a Change in Recommendation with respect to a Superior Offer if all of the following conditions are met:

•	Allos has not otherwise breached its obligations not to solicit an Acquisition Proposal, as described under the section entitled “—No Solicitation of an Acquisition Proposal”;

•

an unsolicited, bona fide, written offer to acquire all of the outstanding Shares (whether through a tender offer, merger or otherwise) is made after the date of the Merger Agreement and not withdrawn;

•

the Company Board determines in its good faith judgment, after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, that such offer constitutes a Superior Offer;

•

the Company Board does not effect, or cause Allos to effect, a Change in Recommendation at any time within three business days after Parent receives written notice from Allos confirming that the Company Board has determined that such offer is a Superior Offer;

•

during the three business day period referenced in the prior bullet point, if requested by Parent, Allos engages in good faith negotiations with Parent to amend the Merger Agreement in such a manner that the offer that was determined to constitute a Superior Offer no longer constitutes a Superior Offer;

•

at the end of the three business day period referenced in the prior two bullet points, such offer has not been withdrawn and continues to constitute a Superior Offer (taking into account any changes to the terms of the Merger Agreement proposed by Parent as a result of the negotiations); and

•

the Company Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Superior Offer, a failure to make a Change in Recommendation would reasonably constitute a breach of the fiduciary duties of the Company Board to the Allos stockholders under applicable law; or

if all of the following conditions are met:

•

a material development or change in circumstances that was neither known nor reasonably foreseeable by the Company Board as of the date of the Merger Agreement occurs or arises after the date of the Merger Agreement and prior to the completion of the Merger (other than a development or circumstances contemplated in the foregoing bullet points or in connection with or as a result of the making of, or any development or circumstances relating to, an Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal), which we refer to as an “Intervening Event”;

•

at least three business days prior to any meeting of the Company Board at which the Company Board will consider whether such Intervening Event requires the Company Board to effect, or cause Allos to effect, a Change in Recommendation, Allos provides Parent with a written notice specifying the date and time of such meeting and the reasons for holding such meeting;

•

during the three business day period referenced in the prior bullet, if requested by Parent, Allos engages in good faith negotiations with Parent to amend the Merger Agreement so as to obviate the need for the Company Board to effect, or cause Allos to effect, a Change in Recommendation as a result of such Intervening Event, but no such amendment is agreed; and

•

the Company Board determines in good faith, after having consulted with its outside legal counsel that, in light of such Intervening Event, a failure to make a Change in Recommendation would reasonably constitute a breach of the fiduciary duties of the Company Board to the Allos stockholders under applicable law.

Notwithstanding the foregoing, any development or change involving the European Medicines Agency’s re-examination of the negative opinion issued with respect to the conditional approval of FOLOTYN® will not be considered an Intervening Event.

In the circumstance in which the Company Board is permitted to effect a Change in Recommendation, it may also terminate the Merger Agreement upon payment of a $7.5 million termination fee.

For purposes of this Offer to Purchase and the Merger Agreement, an “Acquisition Proposal” with respect to Allos means:

•

any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which Allos or any of its subsidiaries is a constituent corporation and which would result in a third party, or the stockholders of that third party, beneficially owning 10% or more of any class of equity or voting securities of Allos or any of its subsidiaries, or the entity resulting from such transaction or the parent of such entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 10% of the outstanding securities of any class of voting securities of Allos or any of its subsidiaries; or (iii) in which Allos or any of its subsidiaries issues securities representing more than 10% of the outstanding securities of any class of voting securities of Allos or any of its subsidiaries;

•

any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of Allos or its subsidiaries that constitute or account for 10% or more of the consolidated net revenues, or consolidated net income for the 12 full months immediately prior to the receipt of the related Acquisition Proposal or 10% or more of the fair market value of the consolidated assets of Allos or any of its subsidiaries; or

•	any liquidation or dissolution of Allos or any of its subsidiaries.

“Superior Offer” is an unsolicited bona fide written offer by a third party to purchase all or substantially all of the outstanding shares of Allos (whether through a tender offer, merger or otherwise), that is determined by the Company Board, in its good faith judgment, after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, and after taking into account the terms and conditions of the offer, including the likelihood and anticipated timing of completion and all other financial, regulatory, legal and other aspects of such offer, including any financing condition, to be more favorable from a financial point of view to the Allos stockholders than the Offer and the Merger.

Termination of Merger Agreement. Generally and except as specified below, the Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent and Allos;

•

by Parent or Allos, if the Offer has not been completed by July 5, 2012 (which shall be automatically extended to September 5, 2012 in the event any waiting period applicable to the completion of the Offer or the Merger under the HSR Act shall not have expired or been terminated prior to July 5, 2012); provided that a party may not terminate the Merger Agreement for this reason if the failure to complete the Offer by such date is attributable to a failure on the part of such party to perform any obligation in the Merger Agreement required to be performed by such party at or prior to the completion of the Offer;

•

by Parent or Allos, if a court of competent jurisdiction or other governmental entity issues a final and non-appealable order, or has taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer;

•	by Parent if, at any time prior to the completion of the Offer, any of the following events occurs, each referred to as an “Allos Triggering Event”:

•

the Company Board fails to recommend that the Allos stockholders vote to adopt the Merger Agreement, or shall have directly or indirectly withdrawn or modified in a manner adverse to Parent the Allos Board Recommendation;

•

Allos fails to include in its Schedule 14D-9 the Allos Board Recommendation and a statement to the effect that the Company Board has determined and believes that the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, Allos and its stockholders;

•

the Company Board fails to publicly reaffirm the Allos Board Recommendation, or fails to publicly reaffirm its determination that the Merger Agreement and the Merger are advisable and fair to, and in the best interests of, Allos and its stockholders, within five business days after Parent requests in writing that such recommendation or determination be reaffirmed (and, in any event, prior to the then-scheduled Expiration Date so long as Parent has made such request at least three business days prior to the then-scheduled Expiration Date);

•	the Company Board approves, endorses or recommends any Acquisition Proposal;

•	Allos enters into any letter of intent or contract relating to any Acquisition Proposal;

•

a tender or exchange offer relating to securities of Allos is commenced and Allos does not send to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement to the effect that Allos recommends the rejection of such tender or exchange offer;

•

Allos fails to issue a press release announcing its opposition to an Acquisition Proposal with respect to Allos or its subsidiaries within five business days after such an Acquisition Proposal is publicly announced; or

•

Allos breaches in any material respect certain material provisions relating to its obligations not to solicit an Acquisition Proposal, as described under the section entitled “—No Solicitation of an Acquisition Proposal” or its covenants not to effect a Change in Recommendation as described under the section entitled “—Allos Board Recommendation”;

•

by Allos, at any time prior to the completion of the Offer, in order to accept a Superior Offer and enter into a binding written definitive agreement providing for the completion of a transaction constituting such Superior Offer if (i) such Superior Offer shall not have resulted from a breach of Allos’ obligations not to solicit an Acquisition Proposal as described under the section entitled “—No

Solicitation of an Acquisition Proposal” and (ii) the Company Board, after satisfying the requirements for effecting a Change of Recommendation other than (in connection with an Intervening Event) as described under the section entitled “—Allos Board Recommendation,” shall have authorized Allos to enter into such binding written definitive agreement, and Allos shall have simultaneously paid the $7.5 million termination fee; or

•	by Parent or Allos if at any time prior to the completion of the Offer the other party commits certain material breaches of the Merger Agreement that are not waived.

If the Merger Agreement is terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent, the Purchaser or Allos or their respective subsidiaries, officers or directors, subject to the survival of certain provisions as described in Section 8.2 of the Merger Agreement (including the required payment by Allos of the $7.5 million termination fee described below in certain circumstances). The termination of the Merger Agreement shall not relieve any party from any liability for any willful and material inaccuracy in or breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Termination Fees and Expenses. The Merger Agreement provides that Allos must pay Parent a termination fee of $7.5 million if any of the following events occurs:

•	the Merger Agreement is terminated by Parent under the provision of the Merger Agreement permitting termination in the event of an Allos Triggering Event;

•

the Merger Agreement is terminated by Allos under the provision of the Merger Agreement permitting termination at any time prior to the completion of the Offer in order to accept a Superior Offer and enter into a binding written definitive agreement providing for the completion of a transaction constituting a Superior Offer if (i) such Superior Offer shall not have resulted from a breach of Allos’ obligations described under the section entitled “—No Solicitation of an Acquisition Proposal” and (ii) the Company Board shall have authorized Allos to enter into such binding written definitive agreement;

•

following a Change in Recommendation by Allos, the Merger Agreement is terminated by Allos under the provision of the Merger Agreement permitting termination if the Merger shall not have been completed by July 5, 2012 (or September 5, 2012 if extended as described above).

The Merger Agreement provides that, subject to certain exceptions discussed below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is completed. Parent and Allos will share equally all fees and expenses, other than accountants’ and attorneys’ fees, incurred in connection with (i) the filing, printing and mailing of any proxy statement to be sent to Allos’ stockholders in connection with the Merger and (ii) the filing by the parties of any notice or other document under the HSR Act.

Amendments. The Merger Agreement may be amended at any time, whether before or after the approval of the adoption of the Merger Agreement by the Allos stockholders, upon the approval of the respective boards of directors of Parent and Allos and execution by the parties of a written instrument signed on behalf of each of the parties to the Merger Agreement. However, no amendment to the Merger Agreement following the approval of the Merger Agreement by the Allos stockholders shall be made which by legal requirements or regulation of Nasdaq, as applicable, would require further approval of the Allos stockholders, without the further approval of such stockholders.

Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware.

Tender and Voting Agreements

In connection with the Merger Agreement, certain stockholders entered into separate Tender and Voting Agreements, dated as of April 4, 2012, with Parent and the Purchaser, which we refer to as the “Tender Agreements.” The following summary of certain provisions of the Tender Agreements is qualified in its entirety by reference to the Tender Agreements themselves, which are incorporated herein by reference. We have filed copies of the Tender Agreements as exhibits to the Schedule TO. Stockholders and other interested parties should read the Tender Agreements for a more complete description of the provisions summarized below.

Each of Warburg Pincus Private Equity VIII, L.P., Paul L. Berns, David C. Clark, Bruce A. Goldsmith, Cecilia Gonzalo, Marc H. Graboyes, Stephen J. Hoffman, Jeffrey R. Latts, Jonathan S. Leff, Charles Q. Morris, David M. Stout and Joseph L. Turner, whom we refer to as the “Significant Stockholders,” have entered into separate Tender Agreements pursuant to which, among other things, each Significant Stockholder has agreed to tender in the Offer, and not withdraw, all of the Shares owned (beneficially or otherwise) by the Significant Stockholder, as well as any other Shares acquired by the Significant Stockholder after the date of the Tender Agreements. Each Significant Stockholder is required to validly tender (or cause the record owner of the Shares to validly tender) in the Offer not later than the tenth business day after commencement of the Offer or, with respect to any Shares acquired after the date of the Tender Agreements, prior to the expiration of the Offer. As of April 9, 2012, the Significant Stockholders together owned approximately 25.3% of the Shares outstanding.

During the term of the Tender Agreements, except as otherwise provided therein, each Significant Stockholder has agreed not to, and not to authorize its representatives to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•

knowingly furnish any information regarding any of Allos or any of its subsidiaries to any person in connection with or in response to any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•

engage in discussions or negotiations with any Person relating to any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•

make any public statement contrary to the Allos Board Recommendation, unless the Significant Stockholder reasonably believes after consultation with legal counsel that such public statement is required under applicable law;

•

enter into any letter of intent or any contract contemplating or relating to any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal; or

•

enter into any agreement requiring the Significant Stockholder to abandon, terminate or breach its obligations under the Tender Agreement or fail to complete the transactions contemplated by the Merger Agreement.

Pursuant to the Tender Agreements, each Significant Stockholder has agreed to, and to direct its representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any person conducted prior to the execution of the Tender Agreements by or on behalf of the Significant Stockholder or any of its representatives with respect to any Acquisition Proposal.

In addition, each Significant Stockholder has agreed to vote all Shares owned by such Significant Stockholder (and has appointed Parent and the Purchaser as proxy for such stockholder with the power to vote all Shares covered by the Tender Agreement if the Significant Stockholder does not vote), whether at an annual, special, postponed, or adjourned meeting of the Allos stockholders, or to grant consent or approval in any written consent in lieu of such a meeting:

•	in favor of approval of the Merger and adoption of the Merger Agreement;

•

in favor of any adjournment or postponement recommended by Allos of any stockholder meeting with respect to the Merger or the Merger Agreement if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held;

•	against any Acquisition Proposal; and

•

against any other action, proposal or agreement that would (i) reasonably be expected to impede, interfere with, materially delay or postpone the Merger, (ii) result in a breach under the Merger Agreement, (iii) result in any of the conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer or the Merger not being fulfilled or satisfied, (iv) change Allos’ dividend policy or in any material respect Allos’ capitalization, including the voting rights of any class of equity, or (v) change a majority of the Company Board (other than as directed by Parent, the Purchaser or any subsidiary of Parent).

Each Significant Stockholder agreed to waive and not to exercise any rights of appraisal or rights to dissent from the Merger. In addition, each Significant Stockholder agreed not to commence or join in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, suit, action or proceeding, derivative or otherwise, against Parent, the Purchaser, Allos or any of their respective successors relating to the negotiation, execution or delivery of the Tender Agreements or the Merger Agreement or the completion of the Offer or the Merger, including any claim, suit, action or proceeding (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Tender Agreements or the Merger Agreement, or (ii) alleging a breach of any fiduciary duty of any person in connection with the Merger Agreement or the transactions contemplated thereby.

Each Tender Agreement terminates upon the earliest to occur of:

•	the purchase of all of the Shares pursuant to the Offer in accordance with the provisions of such Tender Agreement;

•	the Effective Time;

•	the date the Merger Agreement is terminated in accordance with its terms;

•

the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date hereof that is adverse to the Stockholder or that results in a (a) decrease in the Merger Consideration or (b) change in the form of consideration payable to the Significant Stockholder under the Merger Agreement; and

•	the mutual consent of the Significant Stockholder and Parent.

Each Significant Stockholder entered into a Tender Agreement solely in such Significant Stockholder’s capacity as the owner of such Significant Stockholder’s Shares (beneficially and in any other capacity) and nothing therein in any way restricts or limits the Significant Stockholder from taking (or omitting to take) any action solely in the Significant Stockholder’s capacity as a director or officer of Allos (including, without limitation, pursuant to the non-solicitation provisions of the Merger Agreement) or otherwise fulfilling the Significant Stockholder’s fiduciary obligations as a director or officer of Allos, in each case subject to the limitations set forth in the Merger Agreement.

Contingent Value Rights Agreement

Prior to the Acceptance Time, Allos will enter into a Contingent Value Rights Agreement, which we refer to as the “CVR Agreement,” with Allos and a rights agent, which will govern the terms of the payment for the CVR. Pursuant to the CVR Agreement, one CVR shall be issued for (i) each Share that the Purchaser accepts for payment pursuant to the Offer, (ii) each Share outstanding that is owned by an Allos stockholder prior to the effective time of the Merger and is converted into the right to receive the Offer Price (less any exercise price therefor), and (iii) each Allos Share underlying each option or restricted stock unit that is entitled to receive the Offer Price pursuant to the Merger Agreement. The payment of $0.11 pursuant to the CVR is conditioned on obtaining the following two milestones: (1) the MAA for FOLOTYN is approved by the EMA for the treatment of patients with relapsed or refractory PTCL in Europe by December 31, 2012 and (2) the first reimbursable commercial sale of FOLOTYN is achieved in at least three of the specified major markets in the European Union by December 31, 2013.

The right to the CVR consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The above summary of the material provisions of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a form of which is filed as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO. Copies of the CVR Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Parent and the Purchaser.” For a complete understanding of the CVR Agreement, you are encouraged to read the full text of the CVR Agreement.

Exclusivity Agreements

Allos and Parent entered into an exclusivity agreement, dated as of March 19, 2012 (the “Initial Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving Parent and Allos. Under the Initial Exclusivity Agreement, Allos agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire Allos before 11:59 p.m. on March 29, 2012. Allos and Parent entered into a second exclusivity agreement, dated as of March 30, 2012, subject to certain exceptions (together with the First Exclusivity Agreement, the “Exclusivity Agreements”), under which Allos agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire Allos before 5:00 p.m. on April 4, 2012, subject to certain exceptions. Copies of the Exclusivity Agreements are filed as Exhibits (d)(6) and (d)(7) to the Tender Offer Statement on Schedule TO and incorporated herein by reference.

Confidentiality Agreement

Allos and Parent are parties to a Mutual Confidentiality Agreement, dated as of September 23, 2011 (the “Confidentiality Agreement”), pursuant to which, and subject to certain exceptions, Parent and its subsidiaries agreed to keep strictly confidential and not to disclose non-public information of Allos and its subsidiaries delivered or made available to Parent, its subsidiaries or any of Parent’s or its subsidiaries’ directors, officers, employees, advisors, consultants, agents or other representatives, in connection with the consideration by Parent of a possible acquisition of Allos, except in accordance with the terms of the Confidentiality Agreement. Parent agreed not to solicit certain of Allos’ employees for a one-year period following the execution of the Confidentiality Agreement. A copy of the Confidentiality Agreement is filed as Exhibit (d)(5) to the Tender Offer Statement on Schedule TO and incorporated herein by reference.

Rights Plan Amendment

Pursuant to the Merger Agreement, Allos entered into an amendment (the “Rights Amendment”) to that certain Rights Agreement, dated as of May 6, 2003 (as amended, the “Company Rights Agreement”), between Allos and Computershare (f/k/a Mellon Investor Services LLC), as rights agent, to, among other matters, provide that (i) none of Parent, any of its stockholders and any of their respective Affiliates or Associates (as such terms are defined in the Company Rights Agreement) shall be deemed to be an Acquiring Person (as defined in the Company Rights Agreement) as a result of the execution, delivery or performance of the Merger Agreement or the Tender Agreements, the commencement or completion of the Offer, the completion of the Merger and the other transactions contemplated by the Merger Agreement and the Tender Agreements (the “Contemplated Transactions”), (ii) neither a Shares Acquisition Date (as defined in the Company Rights Agreement) nor a Distribution Date (as defined in the Company Rights Agreement) shall be deemed to occur as a result of the execution, delivery or performance of the Merger Agreement, the Tender Agreements, the commencement or completion of the Offer or the completion of the Merger or any of the other Contemplated Transactions, and (iii) the Company Rights (as defined in the Company Rights Agreement) will not separate from the Shares as a result of the execution, delivery or performance of the Merger Agreement or the Tender Agreements or the commencement or completion of the Offer or the completion of the Merger or any of the other Contemplated Transactions.

12.	Purpose of the Offer; Plans for Allos.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Allos. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by the Purchaser pursuant to the Offer will be retained by the Purchaser pending the Merger. If the Offer is successful, the Purchaser intends to complete the Merger as promptly as practicable.

The Company Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to Allos’ stockholders for adoption at a stockholders’ meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be adopted by at least a majority of all votes entitled to be cast at such meeting.

If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to adopt the Merger Agreement at the Allos stockholders’ meeting without the affirmative vote of any other stockholder. If the Purchaser acquires at least 90% of the then-outstanding Shares pursuant to the Offer, the Top-Up, or otherwise, the Merger may be completed without a stockholders’ meeting and without the approval of Allos’ stockholders. The Merger Agreement provides that the Purchaser will be merged into Allos and that the certificate of incorporation and the by-laws of the surviving corporation will be amended and restated in their entirety to read identically to the certificate of incorporation and by-laws set forth as an exhibits to the Merger Agreement following the Merger.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Allos may have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Going-Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going-private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser and Allos believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Allos and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to completion of the transaction.

Plans for Allos. Promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Parent currently intends to request that Allos take all such actions as are necessary to enable Parent’s designees (as set forth in the terms of the Merger Agreement) to be so elected or designated to the Company Board, subject to the limitations in the Merger Agreement and the requirements of applicable law. The Purchaser presently intends to select its designees to the Company Board from among the individuals (who are currently officers or directors of Parent or affiliates thereof) identified in the Schedule 14D-9. The Purchaser currently intends, as soon as practicable after completion of the Offer, to complete the Merger.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Allos will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Allos during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

As of the date of this Offer to Purchase, no member of Allos’ current management has entered into any agreement, arrangement or understanding with Parent, the Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Allos’ current management and Parent with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Parent and/or the Surviving Corporation. Although it is likely that certain members of Allos’ management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent or its affiliates, as of the date of this Offer to Purchase no discussions have occurred between members of Allos’ current management and Parent, and there can be no assurance that any parties will reach an agreement. Any new arrangements are currently expected to be entered into after completion of the Merger.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Allos or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Allos or any of its subsidiaries, (iii) any change in the Company Board or management of Allos, (iv) any material change in Allos’ capitalization or dividend policy, (v) any other material change in Allos’ corporate structure or business, (vi) a class of securities of Allos being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Allos being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. The Shares are listed on the Nasdaq Global Market. According to the published guidelines of Nasdaq, the Shares might no longer be eligible for continued inclusion in the Nasdaq Global Market if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares is less than $5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of Allos or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on the Nasdaq Global Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for termination of registration under the Exchange Act. Registration of the Shares may be terminated by Allos upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Parent intends to seek to cause Allos to apply for termination of registration of the Shares as soon as possible after completion of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Allos to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going-private” transactions would no longer be applicable to Allos. Furthermore, the ability of “affiliates” of Allos and persons holding “restricted securities” of Allos to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Date, without the prior written approval of Parent,

Allos will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution (other than dividends or distributions to Allos or its subsidiaries) with respect to the outstanding Shares.

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser’s right to amend or extend the Offer (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance or payment for, subject to the restriction referred to above, any Shares tendered pursuant to the Offer if at or prior to the Expiration Date (as it may be extended in accordance with the requirements of the Merger Agreement):

•	the Minimum Condition shall not have been satisfied;

•	any waiting period applicable to the completion of the Offer and the Merger under the HSR Act shall not have expired or been terminated;

•

any temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Offer or the Merger shall have been issued by any court of competent jurisdiction or other governmental or quasi-governmental authority or self-regulatory organization and remain in effect, or any legal requirement shall have been enacted or deemed applicable to the Offer or the Merger that makes completion of the Offer or the Merger illegal;

•

(a) any of the representations and warranties set forth in Sections 3.3(a), 3.3(c), 3.3(f), 3.21, 3.22, 3.23, 3.26 and 3.28 of the Merger Agreement (the “Company Designated Representations”), which relate to capitalization, authority, applicability of anti-takeover statutes, broker and finder fees and amendments to the Company Rights Agreement, shall not be accurate in all material respects as of the Expiration Date as if made on and as of the Expiration Date (except for any such representations and warranties made as of a specific date, which need only have been accurate in all material respects as of such date), or (b) any of the representations or warranties of Allos (other than the Company Designated Representations) shall not be accurate in all respects as of the Expiration Date as if made on and as of the Expiration Date (except for any such representations and warranties made as of a specific date, which need only have been accurate in all respects as of such date); provided, however, that any inaccuracies in such representations and warranties will be disregarded if all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have or result in, a Company Material Adverse Effect;

•

the covenants and obligations in the Agreement that Allos is required to comply with or to perform at or prior to the Expiration Date shall not have been complied with and performed in all material respects, and such failure to perform or comply cannot be or shall not have been cured prior to the Expiration Date;

•

the Purchaser shall have failed to receive a certificate of an officer of Allos certifying that none of the conditions set forth in the foregoing two bullet points shall have occurred and be continuing as of the Expiration Date;

•	the Merger Agreement shall have been terminated in accordance with its terms; or

•	the Purchaser and Allos shall have agreed in writing that the Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares.

The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion (except for the Minimum Condition, which may not be waived without the consent of Allos), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, the Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Allos with the SEC and other publicly available information concerning Allos, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Allos’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Allos’ business, or certain parts of Allos’ business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Certain Litigation. On April 9, 2012, a putative class action lawsuit captioned Radmore, et al. v. Allos Therapeutics, Inc., et al., No. 1:12-cv-00948-PAB, was filed in the United States District Court for the District of Colorado (the “Radmore Complaint”). The Radmore Complaint names as defendants the members of the Company Board, as well as Parent. The plaintiffs allege that Allos’ directors breached their fiduciary duties to Allos’ stockholders in connection with the proposed merger between Allos and Parent, and were aided and abetted by Allos and Parent. The Radmore Complaint alleges that the merger involves an unfair price and an inadequate sales process, unreasonable deal protection devices, and that defendants entered into the transaction to benefit themselves personally. The Radmore Complaint seeks injunctive relief, including to enjoin the merger, attorneys’ and other fees and costs, and other relief. The foregoing description of the Radmore Complaint does not purport to be complete and is qualified in its entirety by reference to the Radmore Complaint, which is filed as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.

On April 12, 2012, a putative class action lawsuit captioned Keucher v. Berns, et al, C.A. No. 7419, was filed in the Delaware Court of Chancery (The “Keucher Complaint”). The Keucher Complaint names as defendants Allos, the members of the Company Board, as well as Parent and the Purchaser. The plaintiff alleges that Allos’ directors breached their fiduciary duties to Allos’ stockholders in connection with the proposed merger between Allos and Parent and were aided and abetted by Parent and the Purchaser. The Keucher Complaint alleges that the Merger involves an unfair price and an inadequate sales process, unreasonable deal protection devices and that defendants entered into the transaction to benefit themselves personally. The Keucher Complaint seeks injunctive relief, including to enjoin the Merger, attorneys’ and other fees and costs and other relief. The foregoing description of the Keucher Complaint does not purport to be complete and is qualified in its entirety by reference to the Keucher Complaint, which is filed as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

State Takeover Statutes. A number of states (including Delaware, where Allos is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Allos is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by the Purchaser, Parent and Allos of the Merger Agreement, the Tender Agreements, the Rights Amendment and the completion of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to Allos, will not be applicable to Parent or the Purchaser by virtue of such actions.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and Allos, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Parent filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the U.S. Federal Trade Commission (the “FTC”) on April 9, 2012. Allos filed its Premerger Notification and Report Form with the Antitrust Division and the FTC on April 9, 2012. Consequently, the required waiting period with respect to the Offer will expire on April 24, 2012 at 11:59 PM New York City time, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Allos or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous

The Offer is being made to all holders of Shares other than Allos. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Allos.”

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND PARENT

1. Director and Executive Officers of Parent (“Spectrum”). The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is 11500 South Eastern Avenue, Suite 240, Henderson NV 89052. Each such individual is a citizen of the United States of America, unless otherwise indicated.

Name and Position	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Rajesh C. Shrotriya, M.D. Chairman of the Board, Chief Executive Officer and President	Dr. Shrotriya has been Chairman of the Board, Chief Executive Officer and President since August 2002 and a director of Spectrum since June 2001. From September 2000 to August 2002, Dr. Shrotriya served as President and Chief Operating Officer of Spectrum. Dr. Shrotriya also serves as a member of the board of directors of Antares Pharma, Inc., an NYSE AMEX Equities-listed drug delivery systems company. Prior to joining Spectrum, Dr. Shrotriya held the position of Executive Vice President and Chief Scientific Officer from November 1996 until August 2000, and as Senior Vice President and Special Assistant to the President from November 1996 until May 1997, for SuperGen, Inc., a publicly held pharmaceutical company focused on drugs for life-threatening diseases, particularly cancer. From August 1994 to October 1996, Dr. Shrotriya held the positions of Vice President, Medical Affairs and Vice President, Chief Medical Officer of MGI Pharma, Inc., an oncology-focused biopharmaceutical company. Dr. Shrotriya spent 18 years at Bristol-Myers Squibb Company in a variety of positions, most recently as Executive Director, Worldwide CNS Clinical Research. Previously, Dr. Shrotriya held various positions at Hoechst Pharmaceuticals, most recently as Medical Advisor. Dr. Shrotriya was an attending physician and held a courtesy appointment at St. Joseph Hospital in Stamford, Connecticut. In addition, he received a certificate for Advanced Biomedical Research Management from Harvard University. Dr. Shrotriya received an M.D. from Grant Medical College, Bombay, India, in 1974; a D.T.C.D. (Post Graduate Diploma in Chest Diseases) from Delhi University, V.P. Chest Institute, Delhi, India, in 1971; an M.B.B.S. (Bachelor of Medicine and Bachelor of Surgery—equivalent to an M.D. degree in the U.S.) from the Armed Forces Medical College, Poona, India, in 1967; and a B.S. in Chemistry from Agra University, Aligarh, India, in 1962.

Krishan K. Arora, Ph.D Director	Dr. Arora has been a director of Spectrum since June 2010. Prior to his election, Dr. Arora had been providing consulting services to Spectrum since February 2010. Dr. Arora is a business executive with global experience in driving strategic thinking, management and implementation of operations for drug development worldwide. Dr. Arora has provided consulting services to senior management at several pharmaceutical companies, including Astellas Pharma Global Development, Inc., for global drug development, from May 2008 to June 2009, and UCB, Inc., for applications in global regulatory affairs, electronic document management, pharmacovigilance and worldwide quality assurance and compliance, from November 2003 to February 2006. Prior to that, Dr. Arora held senior management positions with several pharmaceutical companies, including

Vice President of R&D Global Regulatory Affairs for Management Information at Pfizer Inc. from 1998 to 2003, Senior Director of Regulatory Affairs at Novartis AG from 1993 to 1998 and Group Director of Biometrics Operations at Sanofi-Aventis. In addition, from 1994 to 2003, Dr. Arora served as Chairman of the Electronic Regulatory Submissions Working Group at PhRMA, which consisted of business and information technology experts from the FDA and 20 biopharmaceutical companies and was the PhRMA lead at ICH on establishing electronic standards for submission of marketing applications to regulatory authorities. Dr. Arora pioneered the use of PDF for e-submissions to FDA, that has become a global standard at regulatory agencies in EU, Japan and many other countries. Dr. Arora received a B.Sc. in Mathematics, Physics and Chemistry from Lucknow University in India, a B.Sc. (Honors) in Agriculture and a M.Sc. in Animal Genetics from G. B. Pant University of Agriculture & Technology in India and a Ph.D. in Population Genetics from Iowa State University.

Gilles Gagnon, M.Sc., M.B.A., ICD Director	Mr. Gagnon was recently appointed by the board of directors to serve as a director of Spectrum on March 27, 2012 as a result of a vacancy on the board of directors. Prior to forming his current company, Prodev Pharma Inc., he was President & CEO of Æterna Zentaris, a biopharmaceutical company focused in oncology and endocrinology. He joined Æterna Zentaris in September 1999 as VP Corporate Development, became President and COO in 2001 and then President & CEO in 2003 through 2007 following the acquisition of Zentaris from German based Degussa AG in December 2002. Prior to joining Æterna Zentaris, he was VP, External Affairs for Novartis Pharma Canada Inc. (1996-99), Executive Director, Corporate Planning and Business Development, Senior Director, Strategic Alliances, General Manager, Governments Affairs and Access to Market and Director of Professional services at Sandoz Pharmaceuticals Inc. (1989-1996). He started his career at Atomic Energy of Canada as a sales representative for the Radiopharmaceutical Division. Mr. Gagnon is regularly invited to speak at many management conferences and is co-author of numerous scientific and business related articles. Throughout his career in the pharmaceutical industry, Mr. Gagnon was especially involved in corporate development, alliance management, as well as marketing functions where he participated to the launch of several (9) innovative pharmaceutical products, in addition to his general management functions. Mr. Gagnon has also participated in several international committees and strategic advisory boards. As a commitment to participate in the building of a strong biopharmaceutical sector in Canada, Mr. Gagnon served five years on the Executive Committee and the Board of Directors of Canada’s Research-Based Pharmaceutical Companies (Rx&D) where he represented members from the Biopharmaceutical sector and pioneered the Rx&D’s biopartnering initiative. He was recently re-elected to the Board of Rx&D Canada. He is also a member of the Board of Directors of Ceapro Inc.(CZO-TSX-V), BioQuebec (chairman), Montreal In Vivo and Sherbrooke Innopole. He is currently President of Spectrum Pharma Canada Inc. Gilles Gagnon holds post-graduate degrees in pharmacology (M.Sc.) and administration (M.B.A.) from the Université de Sherbrooke and a certificate in General Management from the London Business School, UK. He completed the Directors Education Program at the Rotman School of

Management of University of Toronto and is a member of the Canadian Institute of Corporate Directors. The address of Prodev Pharma is 1640 Rue Lachance, Sherbrooke, J1J 1B3, Quebec. Mr. Gagnon is a Canadian citizen.

Anton Gueth Director	Mr. Gueth was appointed by the board of directors on March 27, 2012 to serve as a director of Spectrum as a result of a vacancy on the board of directors. He has held management roles with Eli Lilly and Spectrum in Europe, the Middle East, Africa and the United States. Mr. Gueth is currently President of Gueth Consulting LLC, which provides licensing, M&A and financial advisory services to companies in the pharmaceutical industry. From January 2007 to September 2011, he was a Managing Director of Burrill & Company, a merchant bank specialized in the health care field. His career includes nearly 19 years with Eli Lilly and Company, most recently as director of Alliance Management. He also served as General Manager of Eli Lilly’s African and Middle Eastern operations; Vice President of Financial Planning and Treasury of PCS Health Systems; Managing Director of Eli Lilly’s Saudi Arabia, Gulf and Yemen operations, as well as other sales, marketing and financial positions. Mr. Gueth has been a director of Antares Pharmaceuticals, Inc. since 2003, where he is the Chairman of the Compensation Committee and also serves on the Audit and Governance Committees. Mr. Gueth is a director of the American Liver Foundation, Northern California Chapter. Mr. Gueth earned a Masters Degree in agricultural economics from the Justus Liebig University in Giessen, Germany, as well as a Masters Degree in public affairs from Indiana University. The address of Gueth Consulting LLC is 336 Bon Air Center #397, Greenbrae, CA 94904. The address of Burrill & Company is One Embarcadero Center, Suite 2700, San Francisco, CA 94111. Mr. Gueth is a German citizen.

Stuart M. Krassner, Sc.D., Psy.D Director	Dr. Krassner has been a director of Spectrum since December 2004 and was previously a member of Spectrum’s Scientific Advisory Board from 1996 to 2001. Dr. Krassner’s career spans four decades of experience in various positions at the University of California, Irvine, or UCI, most recently as Professor Emeritus of Developmental and Cell Biology at the School of Biological Sciences. While at UCI, he developed and reinforced FDA and NIH compliance procedures for UCI-sponsored human clinical trials, established UCI’s first Institutional Review Board, and at one time headed all contract and grant activities. Dr. Krassner has also been retained by a number of public and private pharmaceutical, medical device and other companies to provide scientific and regulatory advisory services, including FDA compliance. Dr. Krassner’s work has been published in numerous peer-reviewed U.S. journals. Dr. Krassner has been awarded grants from the National Institute of Health, the National Science Foundation and the World Health Organization. Dr. Krassner has been a member of the American Society of Protozoology, the American Society of Tropical Medicine and Hygiene, the Corporation of the Marine Biological Laboratories, Woods Hole, MA, and Sigma Xi, among others. Dr. Krassner received a B.S. in Biology from Brooklyn College and an Sc.D. from the Bloomberg School of Public Health at Johns Hopkins University.

Luigi Lenaz, M.D. Director	Dr. Lenaz has been a director of Spectrum since June 2010. Dr. Lenaz served as Spectrum’s Chief Scientific Officer from February 2005 to June 2008 and as President of Spectrum’s Oncology Division from 2000 to 2005. Since retiring as Spectrum’s Chief Scientific Officer in June 2008, Dr. Lenaz provided consulting services to Spectrum from June 2008 to June 2010. From 1997 to 2000, Dr. Lenaz served as Senior Vice President of Clinical Research, Medical Affairs at SuperGen, Inc., a NASDAQ listed pharmaceutical company dedicated to cancer drug development. From 1978 to 1997, Dr. Lenaz held several senior management positions with Bristol- Myers Squibb, a NYSE-listed pharmaceutical company, including Senior Vice President of Oncology Franchise Management from 1990 to 1997 and Director of Scientific Affairs, Anti-Cancer from 1985 to 1990. Dr. Lenaz is also a prominent researcher, having conducted research in the areas of pharmacology, experimental chemotherapy, histology, general physiology, and experimental therapeutics at various institutions for cancer research, including Roswell Park Memorial Institute, Memorial Sloan-Kettering Cancer Center and the National Cancer Institute in Milan. He is a member of several scientific societies, including the American Association for Cancer Research, American Association for Clinical Oncology, European Society for Medical Oncology, and International Association for the Study of Lung Cancer. Dr. Lenaz has served as a director of Pharmaco-Kinesis Corporation, a privately held medical device company, since January 2009. Dr. Lenaz is a graduate of Liceo Scientifico A. Righi in Bologna, Italy and he received a medical degree from the University of Bologna Medical School in 1966.

Anthony E. Maida, III, M.A., M.B.A., Ph.D. Director	Dr. Maida has been a director of Spectrum since December 2003. Dr. Maida is currently Chief Operation Officer for Northwest Biotherapeutics, Inc., a cancer vaccine company focused on therapy for patients with glioblastoma multiforme and prostate cancer. He is responsible for the oversight of the operations of Northwest Biotherapeutics. Dr. Maida was formerly Vice President of Clinical Research and General Manager, Oncology, World-wide for PharmaNet, Inc. Prior to joining Pharmanet, Dr. Maida served as Chairman, Founder and Director of BioConsul Drug Development Corporation and Principal of Anthony Maida Consulting International, servicing pharmaceutical firms, venture capital, hedge funds and Wall Street, in the clinical development of therapeutic products and product/company acquisitions. For 25 years, Dr. Maida has focused on the clinical development of immunotherapies to treat patients with cancer. Dr. Maida’s skill set includes the execution and oversight of finance, operations, research, and commercial clinical and scientific development, regulatory and manufacturing for the development of various therapeutic modalities. He is an expert in ‘virtual’ development and cost-cutting of operations in large and small biotechnology companies. Dr. Maida has negotiated licensing agreements with a number of centers of excellence and premier pharmaceutical firms, including but not limited to, Eli Lilly, Norvartis, RCT Corporation, Astra Zeneca, Pfizer, MD Anderson, Yale University, Stanford University, University of California San Francisco and Davis, the Wistar Institute and Bristol Myers Squibb. Over the past 18 years, Dr. Maida has served in a number of executive roles, including, Chairman, CEO, COO, CSO, CFO and business development. Dr. Maida was formerly the President and CEO of Replicon NeuroTherapeutics, Inc., a biopharmaceutical company focused on the therapy of patients with tumors (both primary and metastatic) of the CNS where he raised $3 million and was responsible for all financial and operational aspects of the Company. Prior to Replicon, Dr. Maida served as Interim CEO for Trellis Bioscience, Inc., where he was responsible for securing the Company’s first round of financing ($7 million). In 2000, Dr. Maida served as President of CancerVax Corporation where he raised the company’s first round of financing in the amount of $30 million. Over recent years, Dr. Maida has raised, or assisted in financings, in excess of $200 million for start-up and emerging biotechnology companies. From 1992 to September of 1999, Dr. Maida was President and Chief Executive Officer of Jenner Biotherapies, Inc. During his tenure at Jenner, Dr. Maida ushered four products into the clinic: one Phase III randomized clinical trial demonstrating clinical benefit to patients with osteogenic sarcoma, which ultimately gained approval in Europe; two Phase II double-blinded randomized placebo-controlled clinical trials in patients with prostate cancer; and nine Phase I/II clinical trials. Prior to Jenner Biotherapies, Dr. Maida served as Vice President of Finance and CFO for Lockheed DataPlan, a wholly owned subsidiary, and Senior Financial Controller of Lockheed Missiles, a $1.7 billion division of Lockheed Missiles and Space Company. Dr. Maida serves on the advisory board of EndPoint BioCapital, Sdn Bhd (Kuala Lumpur, Malaysia) and as an advisor, consultant and technical analyst for CMX Capital, LLC, Sagamore Bioventures, Roaring Fork Capital, Toucan Capital, North Sound Capital, The Bonnie J. Addario Lung Cancer Foundation and Pediatric BioScience, Inc. Additionally, Dr. Maida has been retained by Abraxis BioScience, Inc., Northwest BioTherapeutics, Inc. and Takeda Chemical Industries, Ltd. (Osaka, Japan). Dr. Maida was formerly a board member for Sirion Therapeutics, Inc. and GlycoMetrix, Inc. Dr. Maida holds a B.A. degree in Biology, a B.A. degree in History, a MBA, a MA in toxicology and Ph.D in Immunology. He is a member of the American Society of Clinical Oncology (ASCO), the American Association for Cancer Research (AACR), the Society of Neuro-Oncology (SNO), the International Society for Biological Therapy of Cancer (iSBTc) and the American Chemical Society. Dr. Maida holds a number of patents and patent applications associated with various therapeutic modalities and approaches. The address of Northwest Biotherapeutics is 4800 Montgomery Lane, Suite 800, Bethesda, MD 20814.

Dilip J. Mehta, M.D., Ph.D. Director	Dr. Mehta has been a director of Spectrum since June 2010. Dr. Mehta previously served on Spectrum’s board of directors from June 2003 to July 2007. Dr. Mehta has been self-employed as a pharmaceutical consultant since 1998 and provided consulting services to Spectrum from July 2007 to June 2010. Dr. Mehta is a venture partner at Radius Ventures, LLC in New York, a venture capital firm. From 1982 until his retirement in 1997, Dr. Mehta held several senior management positions with Pfizer Inc., including Senior Vice President, U.S. Clinical Research, with responsibility for clinical research (Phases 1, 2 and 3) including data processing and statistical analysis for Pfizer’s drugs in the U.S., as well as supervised submissions of new drug applications for Cardura, Norvasc, Zoloft, Zithromax, Diflucan, Unasyn, Trovan, Viagra, Geodon, and a number of other drugs/supplements. Dr. Mehta served as Chairman of the board of directors of Quintiles Spectral (India) Limited (Ahmedabad, India) from 1998 to 2001 and as a member of the board of directors of Bharat Serums & Vaccines Limited (Mumbai, India) from 2006 to 2008 and Targanta Therapeutics Corporation, a NASDAQ-listed biopharmaceutical company acquired by The Medicines Company in February 2009, from 2005 to 2009. From 1993 to 1997, Dr. Mehta served as Chair, Efficacy Section for the Pharmaceutical Research and Manufacturers of America, or PhRMA, in the International Conference on Harmonization and was a PhRMA topic leader for one of the Expert Working Group in Efficacy. From 1966 to 1982, Dr. Mehta held the position of Group Director, Clinical Research in the U.S. for Hoechst AG with supervision of Internal Medicine, Metabolic and Infectious Diseases and Cardiovascular groups. Dr. Mehta received an M.D., an M.B.B.S. (Bachelor of Medicine and Bachelor of Surgery—equivalent to an M.D. degree in the U.S.) and a Ph.D. from the University of Bombay. Dr. Mehta was a Research Fellow in Clinical Pharmacology at Cornell University Medical College. The address of Radius Ventures is 400 Madison Avenue, 8th Floor, New York, NY 10017.

James E. Shields Senior Vice President, Chief Commercial Officer	Mr. Shields has served as Senior Vice President, Chief Commercial Officer of Spectrum since May 2010. Previously Mr. Shields served as Area Business Director for a Division of TEVA Pharmaceutical Industries Limited from September 2007 through April 2010 and Regional Business Director and National Director of Sales for Commercial Divisions of Altana AG from March 2001 until the US Commercial Division was dissolved in December 2006. Mr. Shields’ oncology sales experience, includes serving as the Vice President of Sales for Oncology and Injectable Products for MGI Pharmaceuticals and Vice President of Sales and Marketing of Oncology for Supergen. Mr. Shields also held positions of increasing responsibility with several pharmaceutical companies, including Centocor, Bristol Myers Squibb and ICI Stuart Pharmaceuticals. Mr. Shields earned his Bachelor’s Degree from the University of Kentucky. The address of TEVA Pharmaceutical Industries Limited is 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel.

Brett L. Scott Senior Vice President and Acting Chief Financial Officer	Mr. Scott has served as Senior Vice President and Acting Chief Financial Officer since October 2010. Previously Mr. Scott served as Chief Financial Officer at Biolase Technology a Southern California-based medical device company. Prior to Biolase, Mr. Scott was Executive Vice President and Chief Financial Officer of North American Scientific, Inc., a Southern California-based medical device company. In March 2009, North American Scientific sought protection under Chapter 11 of the U.S. Bankruptcy Code, and as part of an orderly plan to sell its assets, during the following two months successfully completed the sale of its prostate and breast cancer businesses to Best Theratronics, Ltd. and Portola Medical Inc. respectively. Prior to North American Scientific, Mr. Scott was Chief Financial Officer of Irvine, California-based Alsius Corporation from January 2006 to August 2008. Mr. Scott is an inactive Certified Public Accountant and received a bachelor of science degree in business administration from the University of Southern California. The address of Biolase Technology is 4 Cromwell, Irvine, CA 92618. The address of Alsius Corporation is 269 Mill Road, Chelmsford, MA.

2. Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of the Purchaser. Unless otherwise indicated, the current business address of each person is c/o Spectrum Pharmaceuticals, Inc., 11500 South Eastern Avenue, Suite 240, Henderson NV 89052.

Name and Position	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Shyam Kumaria Director	Mr. Kumaria has served as Vice President of Finance for Spectrum since December 2003. From 1996 to 2003, he provided financial and management consulting services to private companies. From 1984 to 1996, he served in senior executive and management positions for several companies, including Deloitte & Touche. Mr. Kumaria became a Chartered Accountant in London, England in 1973 and a Certified Public Accountant in 1978. He received an Executive M.B.A. from Columbia University in 1984.

Abraham N. Oler Director and Secretary	Mr. Oler has served as Vice President of Operations of Spectrum since June 2010. He supervises the alliance management, project management, legal services, media and information technology functions, chairs the compliance committee and also serves as Chief of Staff to the CEO. Prior to joining Spectrum, from September 2007 through June 2010, Mr. Oler was a corporate attorney at the law firm Kirkland & Ellis LLP. Previously Mr. Oler was a financial research analyst at the Center for Financial Research & Analysis, Inc. Mr. Oler began his postgraduate career as an investment banking analyst with Lehman Brothers in London. Mr. Oler holds a Juris Doctor from Northwestern University School of Law, an MBA with Distinction from the Kellogg School of Management and an MSc in Politics of the World Economy from the London School of Economics and Political Science. Mr. Oler earned his undergraduate degrees magna cum laude from the Wharton School and the College of Arts & Sciences of the University of Pennsylvania. Mr. Oler is a Chartered Financial Analyst Charterholder and was certified in mediation through the Center for Conflict Resolution. The address of Kirkland & Ellis LLP is 300 North LaSalle Street, Chicago, IL 60654.

Bimal R. Shah Director	Mr. Shah joined Spectrum Pharmaceuticals in March 2010 as Vice President of Finance and Business Development to provide leadership of the business development function and capital markets expertise. He brings thirteen years of experience in completing transactions in the pharmaceutical and biotechnology industry. His experience encompasses acquisition, licensing, investment and financing transactions. From April 2009 to February 2010, Mr. Shah worked as a consultant for various companies in the pharmaceutical and biotechnology industry. From October 2005 to March 2009, Mr. Shah worked in in the life sciences investment group at Warburg Pincus, a global diversified investment firm where he worked on investments in public and private healthcare companies. Previously, Bimal also had experience in J.P. Morgan’s life sciences venture capital group where he focused on biotech and medical device investments; Goldman Sachs healthcare investment banking department where he focused on mergers, acquisitions and financings across the pharmaceutical, biotech and drug distribution industries; and Genentech’s business development and market development groups where he focused on licensing transactions and strategic projects. Mr. Shah holds a Masters in Business Administration, a Masters in International Policy Studies and a Bachelors in Economics, all from Stanford University. The address of Warburg Pincus is 450 Lexington Avenue, New York, NY 10017.

Rajesh C. Shrotriya, M.D. Chief Executive Officer and President	See Dr. Shrotriya’s entry above.

Brett L. Scott Chief Financial Officer	See Mr. Scott’s entry above.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Allos or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare

By Registered or Certified Mail:	If delivering by facsimile transmission:	By Overnight Courier:

Computershare Attn: Corporate Actions Department P.O. Box 3301 South Hackensack, NJ 07606	(for eligible institutions only) (201) 680-4626 Confirm facsimile by telephone: (201) 680-4860 (for confirmation only)	Computershare Attn: Corporate Actions Dept., 27th Floor 480 Washington Blvd—Mail Reorg Jersey City, NJ 07310

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tender@mackenziepartners.com